Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

JTI (US) HOLDING INC.,

VAPOR MERGER SUB INC.

and

VECTOR GROUP LTD.

Dated as of August 21, 2024

-i-

(Continued)

-ii-

(Continued)

-iii-

(Continued)

Page

Annexes

Annex A – Conditions to the Offer

Exhibits

Exhibit A – Form of Support Agreement
Exhibit B – Amended and Restated Certificate of Incorporation of the Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 21, 2024, by and among JTI (US) Holding Inc., a Delaware corporation (“Parent”), Vapor Merger Sub Inc., a Delaware corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub”), and Vector Group Ltd., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Shares”), for $15.00 in cash per Company Share, subject to any applicable withholding, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), each Company Share that is outstanding immediately prior to the Effective Time and not tendered and accepted pursuant to the Offer (other than Canceled Company Shares and Dissenting Company Shares) will thereupon be canceled and converted into the right to receive the Merger Consideration, in cash, without interest thereon and less any applicable withholding Taxes pursuant to Section 3.8(e), and the Company will survive the Merger as a Wholly Owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer;

WHEREAS, the Company Board has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (b) declared it advisable for the Company to enter into this Agreement and consummate the Transactions, (c) authorized and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein, (d) resolved that the Merger shall be governed and effected under Section 251(h) of the DGCL, and be effected without a vote of the Company’s stockholders and (e) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer;

WHEREAS, the board of directors of each of Parent and Merger Sub have (a) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and consummate the Transactions and (b) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub of their respective covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Howard M. Lorber and his Affiliate are entering into a support agreement, in substantially the form attached hereto as Exhibit A (the “Support Agreement”), pursuant to which Howard M. Lorber and his Affiliate, among other things, shall, upon the terms and subject to the conditions contained therein, agree to tender all of their Company Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an Affiliate of Parent, has delivered a guarantee of Parent’s and Merger Sub’s obligations hereunder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions and to prescribe certain conditions with respect to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement containing provisions limiting the disclosure and use of non-public information of, or with respect to, the Company or any of its Subsidiaries that contains confidentiality and use provisions that are not less favorable, in the aggregate, to the Company than the terms of the Confidentiality Agreement (unless such terms within the Confidentiality Agreement are waived by the Company) and does not contain any provisions prohibiting or otherwise restricting the Company from making any of the disclosures required to be made to Parent by Section 6.2 or Section 6.3; provided that such confidentiality agreement shall not be required to include any explicit or implicit standstill provisions, including that would restrict the making of, or amendment or modification to, Acquisition Proposals.

“Acceptance Time” shall mean the date and time of the irrevocable acceptance for payment by Merger Sub of Company Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer.

“Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Parent, Merger Sub, or their Affiliates) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction (or series of related transactions) involving (a) any issuance to, acquisition or purchase by, any Person or Group, directly or indirectly, of twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company (or instruments convertible into or exercisable or exchangeable for such equity securities), or any recapitalization, tender offer or exchange offer that, if consummated, would result in any Person or Group beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company, (b) any merger, amalgamation, consolidation, share exchange, business combination, acquisition or license of assets or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in any Person or Group, directly or indirectly, (i) acquiring assets of the Company or any of its Subsidiaries representing twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s consolidated net revenues or net earnings are attributable or (ii) beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or of the surviving entity or of the resulting direct or indirect parent of the Company or such surviving entity (or instruments convertible into or exercisable or exchangeable for such equity securities), in each case of the foregoing clauses (i) and (ii) of this definition, as of the date of such proposal, offer, inquiry or indication of interest, or acquisition (it being understood that total assets of the Company (A) include equity securities of Subsidiaries of the Company and the NV JV Entities and (B) shall be determined on a fair-market-value basis), (c) any liquidation or dissolution of the Company, or (d) any combination of the foregoing clauses (a) through (c), in each case other than any proposal, offer, inquiry or indication of interest by Parent, Merger Sub, or their Affiliates or any acquisition by Parent or any of its Affiliates or any Group that Parent or any of its Affiliates are members of pursuant to or permitted by this Agreement.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise). Notwithstanding anything herein to the contrary, none of the Minister of Finance or Ministry of Finance of Japan, the country or government of Japan or any successor Governmental Authority in Japan shall be deemed to be an Affiliate of (a) Parent or its Subsidiaries or (b) from and after the Effective Time, any of the Surviving Corporation or its Subsidiaries.

“Antitrust Law” shall mean (a) all U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act and (b) any Foreign Antitrust Laws.

“Balance Sheet” shall mean the Company’s unaudited balance sheet as of June 30, 2024 (the “Balance Sheet Date”), including the footnotes thereto, included in the Company’s Quarterly Report on Form 10-Q for the quarter ended on the Balance Sheet Date and filed with the SEC prior to the execution of this Agreement.

“Business Day” shall mean any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York; Geneva, Switzerland; Tokyo, Japan; London, England or Amsterdam, the Netherlands, are required or authorized by Law to remain closed or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to remain closed.

“Chosen Courts” shall mean the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Legal Proceeding is vested exclusively in the U.S. federal courts, such Legal Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any current employee of the Company or any of its Subsidiaries or other similar Contract with a Union.

“Company Board” shall mean the board of directors of the Company.

“Company Data” shall mean all data maintained by or on behalf of the Company or any of its Subsidiaries, whether or not in electronic form.

“Company Equity Awards” shall mean, collectively, the Company Options, the Company Performance-Based Restricted Share Awards and the Company Time-Based Restricted Share Awards.

“Company Impairment Effect” means any Event that, individually or in the aggregate with any one or more other Events has prevented, materially delayed or materially impaired, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions, in each case, on a timely basis, in accordance with the terms of this Agreement.

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any event, change, occurrence, development, circumstance, fact or effect (an “Event”) that, individually or in the aggregate with any other Event, is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following, either individually or in the aggregate, shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent arising out of or related to:

(a) any Event generally affecting the economy, credit, capital, securities or financial markets, including interest rates or exchange rates, or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries has material operations or in which any of the Company’s or any of its Subsidiaries’ products or services are sold or sourced (as applicable);

(b) any Event that is the result of factors generally affecting the tobacco industry or markets in which the Company or any of its Subsidiaries have material operations;

(c) any Event in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship that, in each case, was caused by the entry into, announcement, pendency or consummation of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, Parent or any of its Affiliates (other than those required or expressly permitted pursuant to this Agreement), including any Legal Proceeding with respect to this Agreement or the Transactions; provided that the exceptions in this clause (c) shall not apply to any representation or warranty that is intended to address the consequences of the announcement of, or the compliance with, this Agreement or the pendency or consummation of the Transactions contemplated hereby, or with respect to the conditions set forth in Article IX or clause (iii)(3) of Annex A, to the extent those conditions relate to such representations and warranties;

(d) any change or modification in GAAP or in any Law of general applicability, including the repeal thereof, after the date of this Agreement;

(e) any change or modification to any U.S. Department of Health and Human Services, FDA or state tobacco regulations, including menthol bans or regulations, nicotine regulation or marketing limitations or prohibitions, after the date of this Agreement;

(f) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception to this clause (f) shall not prevent or otherwise affect a determination that any Event (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(g) act of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or otherwise, and any Law providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to COVID-19) or any other force majeure event, or any national or international calamity or crisis;

(h) any Legal Proceeding brought by any current or former Company Stockholder (on its own behalf or on behalf of the Company) against the Company, arising from allegations of any breach of fiduciary duty or allegations of violation of Law to the extent relating to this Agreement or the Transactions; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any Event underlying such Event, has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(i) any action taken or failed to be taken by the Company or any of its Subsidiaries or its or their respective Representatives with Parent’s prior written consent or at Parent’s written request;

(j) any Event affecting the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (j) shall not prevent or otherwise affect a determination that any Event underlying such Event, announcement of an Event or potential Event has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect; or

(k) a decline in the market price, or change in trading volume, of the Company Shares on NYSE; provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any Event underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

provided, further, that if one or more of the Events set forth in clauses (a), (b), (d), (e) and (g), (1) primarily relates only to (or has the effect of primarily relating only to) the Company or any of its Subsidiaries or (2) materially and disproportionately adversely affects the Company and its Subsidiaries compared to other companies operating in the tobacco industry, then the incremental material and disproportionate impact of such Events shall be taken into account in determining whether a Company Material Adverse Effect has occurred, or would reasonably be expected to occur, but only to the extent otherwise permitted by this definition.

“Company Option” shall mean any option to purchase Company Shares granted under a Company Stock Plan or otherwise.

“Company Performance-Based Restricted Share Award” shall mean any award of Company Shares granted under a Company Stock Plan or otherwise that is subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based conditions, excluding any Company Time-Based Restricted Share Awards.

“Company Preferred Stock” shall mean the preferred stock, par value $1.00 per share, of the Company.

“Company Registered Intellectual Property” shall mean all Company Intellectual Property Rights that are issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar in any jurisdiction.

“Company Restricted Share Awards” shall mean, collectively, the Company Performance-Based Restricted Share Awards and the Company Time-Based Restricted Share Awards.

“Company Service Provider” means any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.

“Company Stock Plans” shall mean the Company Amended and Restated 2014 Management Incentive Plan and the Company 2023 Management Incentive Plan.

“Company Stockholders” shall mean holders of Company Shares prior to the Effective Time in their capacity as such.

“Company Time-Based Restricted Share Award” shall mean any award of Company Shares granted under a Company Stock Plan or otherwise that is subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition, excluding any Company Performance-Based Restricted Share Awards.

“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order, exemption, clearance or authorization (including from any Governmental Authority).

“Continuing Employee” shall mean each employee of the Company or any of its Subsidiaries who, as of the Effective Time, continues his or her employment with Parent, the Surviving Corporation or any of their respective Subsidiaries.

“Contract” shall mean any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement, commitment or other instrument.

“COVID-19” shall mean the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, and any further epidemics or pandemics arising therefrom.

“Credit Agreement” shall mean that certain Third Amended and Restated Credit Agreement, dated as of January 14, 2015, among Liggett Group LLC, 100 Maple LLC and, upon its accession thereto pursuant to Amendment No. 4 and Joinder, Vector Tobacco Inc., the lenders party thereto from time to time and Wells Fargo Bank, National Association, as administrative and collateral agent, as amended by Amendment No. 1 to Third Amended and Restated Credit Agreement, dated as of January 27, 2017, Amendment No. 2 to Third Amended and Restated

Credit Agreement, dated as of October 30, 2018, Amendment No. 3 to Third Amended and Restated Credit Agreement, dated as of October 31, 2019, Amendment No. 4 and Joinder to Third Amended and Restated Credit Agreement, dated as of March 22, 2021, and Amendment No. 5 and Joinder to Third Amended and Restated Credit Agreement, dated as of May 8, 2023.

“Development” means the acquisition, ownership, design, site development, construction, operation and maintenance of a real estate project.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Environmental Law” shall mean all Laws concerning pollution or the protection of the environment or natural resources, or health and safety as it relates to Hazardous Substance exposure, including all those relating to the presence, use, production, manufacture, generation, handling, transportation, treatment, storage, disposal, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any Hazardous Substance.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with the Company or any of its Subsidiaries as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Ex-Im Laws” shall mean all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the United States Food and Drug Administration or any successor agency thereto.

“Financing” means any financing or refinancing arrangements (including the incurrence of any loan or the issuance of any notes or bonds by Parent or any of its Subsidiaries or Affiliates) (a) entered into by Parent or any of its Subsidiaries or Affiliates to enable Parent and Merger Sub to consummate the Transactions or (b) otherwise entered into in the ordinary course of business, solely to the extent information related to the Company or any of its Subsidiaries or Affiliates is reasonably required by a Financing Source in connection with such financing or refinancing arrangement.

“Financing Sources” means the entities that have committed to provide all or any part of any Financing, together with their respective successors and assigns.

“First Indenture” shall mean that certain Indenture, dated as of November 2, 2018, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of November 18, 2019, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any U.S. or non-U.S. (including any supranational, multinational, national, federal, state, county, municipal or local) government or governmental, quasi-governmental, regulatory, administrative or self-regulatory authority, enforcement authority, agency, commission, department, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” shall mean any material, substance or waste that is defined, classified, characterized or otherwise regulated as “hazardous,” “toxic,” a “pollutant,” or a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, per- and poly-fluorinated substances, radon, toxic mold and urea formaldehyde insulation, silica, chlorofluorocarbons and all other ozone-depleting substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-the-Money Option” shall mean each Company Option which has a per share exercise price that is less than the Merger Consideration.

“Insurance Policies” shall mean any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies and self-insurance programs and arrangements maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” shall mean all intellectual and proprietary property rights, including common law rights, regardless of form, arising in any jurisdiction in the world, including intellectual property and proprietary rights in or to: (a) published and unpublished works of authorship, including audiovisual works, collective works, software, compilations, derivative works, websites, literary works, mask works, copyrights, applications and registrations therefor, and renewals, extensions, restorations and reversions thereof and all moral rights thereof; (b) patents and patent applications, including divisionals, continuations, continuations-in-part, renewals, re-examinations, extensions and reissues; (c) trademarks, service marks, trade dress, trade names, symbols, designs, slogans, logos, and other indicia of origin, applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (d) trade secrets, confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology and business plans (collectively, “Proprietary Information”); (e) data, databases and data collections; and (f) Internet domain names.

“Intervening Event” shall mean a material Event with respect to the Company or any of its Subsidiaries, taken as a whole, or the business of the Company or any of its Subsidiaries, taken as a whole, that first becomes known by the Company Board after the execution and delivery of this Agreement (or if known by the Company Board as of or prior to the execution and delivery of this Agreement, the material consequences of which were not known by the Company Board at such time); provided that under no circumstances shall (a) any Event that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, individually or in the aggregate, (b) any change, in and of itself, in the market price or trading volume of the Company Shares, (c) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company or any of its Subsidiaries operates, (d) the taking of any action required or expressly contemplated by this Agreement or (e) the fact that, in and of itself, the Company or any of its Subsidiaries exceeds any internal or published industry analyst projections or forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, be taken into account in determining whether an Intervening Event has occurred.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“IT Systems” shall mean computers, software, middleware, firmware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment and other information technology hardware, in each case, used by the Company or any of its Subsidiaries in the conduct of their respective businesses.

“Knowledge” or any similar phrase shall mean (a) with respect to the Company, the knowledge of any of the individuals set forth in Section 1.1(a) of the Company Disclosure Letter and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports with respect to the particular matter in question; and (b) with respect to Parent and/or Merger Sub, the knowledge of any of Andrew Bingham, Lindsay Shain, Antonina Marinova, Thibaud Aguettaz and Christopher Hill and any of the individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports with respect to the particular matter in question.

“Law” shall mean any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, decree, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Authority, or any Order.

“Legal Proceeding” shall mean any action, claim, demand, litigation, suit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration, mediation or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise, commenced, brought, conducted or heard by or before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, fixed, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any pledge, lien, charge, option, hypothecation, mortgage, restriction (including restrictions on transfer), security interest, right of first refusal, right of first offer, adverse right, prior assignment, preemptive right, lease, sublease, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“NV Business” means the real estate investment business operated and managed by New Valley LLC and all of its Subsidiaries in connection with the investment in and Development of the NV JV Projects.

“NV JV Entity” means any Person duly organized with respect to each applicable NV JV Project (including any of its investees or subsidiaries), but not including any Person that (a) is wholly owned, directly or indirectly, by New Valley LLC, or (b) is consolidated in accordance with GAAP in the Balance Sheet and the Company’s financial statements as of the Balance Sheet Date, with each such Person in which the NV Business has directly invested identified on Section 1.1(b) of the Company Disclosure Letter.

“NV JV Project” means each project identified on Section 1.1(c) of the Company Disclosure Letter.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, temporary, preliminary or permanent, in each case, that is entered, issued, made or rendered by any Governmental Authority and that is binding on any Person or its property under applicable Law.

“Organizational Documents” shall mean (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational, constituent or governing documents.

“Other Anti-Bribery Laws” shall mean, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business or have done business, in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Out-of-the-Money Option” shall mean each Company Option which has a per share exercise price that is equal to or greater than the Merger Consideration.

“Permit” shall mean franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, Consents, certificates, approvals, development agreements, will-serve letters (and similar utilities agreements) and Orders of any Governmental Authority.

“Permitted Liens” shall mean any of the following: (a) Liens for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings diligently pursued and for which adequate reserves for such contested Tax or charge have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like statutory liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves for such contested obligation have been established in accordance with GAAP; (c) easements, rights-of-way and other similar non-monetary restrictions of record encumbering Real Property that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; (d) restrictions on transfer of any Company Securities pursuant to applicable securities Laws; (e) with respect to the Company and its Subsidiaries, Liens arising under or relating to this Agreement or arising under any of the Organizational Documents of the Company or any of its Subsidiaries, respectively; (f) Liens on the assets of any NV JV Entity or the respective shares of its capital stock or other equity interests arising under or relating to (i) such NV JV Entity’s Organizational Documents or (ii) financing arrangements made available to Parent; (g) any Lien on the landlord’s or fee title owner’s interest in real property that is the subject of a lease to the Company or its Subsidiaries, that do not, individually or in the aggregate, materially impair the continued use, operation or value of the assets to which they relate or reduce the value thereof; (h) non-exclusive licenses or similar non-exclusive rights granted with respect to Intellectual Property Rights in the ordinary course of business; and (i) any Liens set forth in Section 1.1(d) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Personal Data” shall mean (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person, including a person’s name, address, phone number, fax number, email address, Social Security number or other government-issued identifier and (b) any data or information defined as “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or “individually identifiable health information” under any applicable Law.

“Plan” shall mean each (a) “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA) and (b) employment, independent contractor, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, termination, vacation, bonus, commission, incentive, disability, medical, vision, dental, health, life insurance, fringe benefit or other compensation or benefit plan, program, agreement, arrangement, policy, trust, fund or Contract, whether written or unwritten, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or with respect to which the Company or any of its Subsidiaries may have any Liability, whether actual or contingent.

“Privacy and Data Security Requirements” shall mean: (a) any Laws, or Contracts to which the Company or any of its Subsidiaries is bound, in each case, governing the collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, processing, linking, transferring or storing of Personal Data; (b) all of the Company’s and its Subsidiaries’ written policies regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, linkage, protection or processing of Personal Data or Company Data and (c) any industry standards or self-regulatory frameworks binding on the Company or any of its Subsidiaries relating to privacy, data protections, or data security.

“Representative” shall mean, with respect to any Person, its Affiliates and any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person or its Affiliates, in each case acting in his or her capacity as such.

“Sanctioned Country” shall mean any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea and separatist-controlled portions of the Donetsk, and Luhansk regions of Ukraine).

“Sanctioned Person” shall mean any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons; (b) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) located, resident or organized in a Sanctioned Country.

“Sanctions Laws” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Kingdom, the European Union and its member states, and the United Nations Security Council.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Second Indenture” shall mean that certain Indenture, dated as of January 28, 2021, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent (together with the First Indenture, the “Indentures”).

“Securities Act” shall mean the Securities Act of 1933.

“Subsidiary” shall mean, with respect to any Person, any other Person of which (a) such first Person owns or controls securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) at least a majority of the equity or ownership interests is owned or controlled by such first Person or (c) is consolidated in accordance with GAAP in the balance sheet and such first Person’s financial statements as of the date of such balance sheet; provided that (i) solely for the purposes of Article IV and Article VIII and Sections 6.1, 6.2(a), 6.2(d), 6.4, 7.6 and 7.9, no NV JV Entity shall be deemed to be a Subsidiary of the Company, (ii) New Valley LLC and its Wholly Owned Subsidiaries shall each be a Subsidiary of the Company and (iii) each of Douglas Elliman Inc. and its Subsidiaries, which were held by the Company prior to the distribution of Douglas Elliman Inc. to the Company’s stockholders on December 29, 2021, shall not be deemed to be a Subsidiary of the Company at any time on or after December 30, 2021.

“Superior Proposal” shall mean an unsolicited, written and bona fide Acquisition Proposal that, if the transactions or series of related transactions contemplated thereby were consummated, would result in a Person or Group, other than Parent or any of its Affiliates or any Group that Parent or any of its Affiliates are members of, becoming the beneficial owner of, directly or indirectly, fifty percent (50%) or more of the: (a) total voting power of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such Acquisition Proposal (it being understood that (i) total assets include equity securities of Subsidiaries of the Company and (ii) shall be determined on a fair-market-value basis), and that the Company Board has determined in good faith, after consultation with the Company Board’s outside legal counsel and financial advisor(s), taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, (x) is reasonably likely to be consummated in accordance with its terms (y) is not subject to any financing or due diligence conditionality and (z) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such), from a financial point of view, than the Transactions (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 6.3(b)).

“Tax” shall mean any tax or similar duty, fee, charge or assessment thereof imposed by a Governmental Authority, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount.

“Tax Return” shall mean any report, declaration, return, information return, or statement filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Transactions” shall mean the Offer, the Merger and the other transactions contemplated by this Agreement.

“Union” shall mean any labor organization, union, works council or similar entity or other body representing one or more current employees of the Company or any of its Subsidiaries.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, and any similar state or local Law.

“Wholly Owned Subsidiary” shall mean, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Willful Breach” shall mean a material breach of a covenant or obligation set forth in this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act, or failure to take such act, would cause, result in, be or constitute a material breach of a covenant or obligation set forth in this Agreement.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accepted Company Shares	3.7(a)(ii)
Agreement	Preamble
Antitrust Clearance Condition	Annex A
Balance Sheet Date	1.1
Canceled Company Shares	3.7(a)(ii)
Capitalization Date	4.2(a)
Certificate of Merger	3.2
Certificates	3.8(c)(ii)
Change of Recommendation/Termination Notice	6.3(b)
Closing Date	3.3
Closing	3.3
Company	Preamble

Company Approvals	7.2(a)
Company Board Recommendation	4.3
Company Board Recommendation Change	6.3(a)
Company Compensation Committee	4.23
Company Disclosure Letter	Article IV
Company SEC Reports	4.6(a)
Company Securities	4.2(c)
Company Shares	Recitals
Confidentiality Agreement	11.6
Covered Financing	11.14
Covered Financing Party	11.14
Credit Agreement Payoff Amount	7.14(a)
D&O Indemnified Party	7.8(a)
Depository Agent	3.8(a)
Development Permits	8.1(e)(ii)
Disclosure Carve-Outs	Preamble to Article IV
DGCL	Recitals
Dissenting Company Shares	3.7(b)(i)
DTC	3.8(c)(iii)
Effective Time	3.2
Employment Compensation Arrangement	4.23
Enforceability Exceptions	4.3
Environmental Permits	4.15
Event	1.1
Exchange Fund	3.8(b)
Expiration Time	2.1(d)(i)
Foreign Antitrust Laws	4.5
Indenture Redemption Amount	7.14(a)
Indentures	1.1
Initial Expiration Time	2.1(d)(i)
Leased Real Property	4.17(b)
Material Contract	4.18(a)
Maximum Tail Cost	7.8(b)
Merger	Recitals
Merger Consideration	3.7(a)(i)
Merger Sub	Preamble
Minimum Condition	2.1(a)(i)
No Antitrust Proceedings Condition	Annex A
No Legal Restraint Condition	Annex A
NV JV Financial Statements	8.1(a)
NV JV Indemnity	8.1(h)
NV JV Real Property	8.1(g)(i)
Offer	Recitals
Offer Documents	2.1(f)(i)
Offer Price	Recitals

Offer to Purchase	2.1(a)
Option Consideration	3.7(c)
Owned Real Property	4.17(a)
Parent	Preamble
Parent Termination Fee	10.3(c)
Paying Agent	3.8(a)
PBGC	4.11(d)
Performance-Based Restricted Share Award Consideration	3.7(e)
Proprietary Information	1.1
Real Property	4.17(a)
Real Property Leases	4.17(b)
Remedy Actions	7.2(b)
Schedule 14D-9	2.2(a)
Schedule TO	2.1(f)(i)
Subject Courts	11.14
Subsidiary Securities	4.2(e)
Support Agreement	Recitals
Surviving Corporation	3.1
Termination Condition	Annex A
Termination Date	10.1(b)(i)
Termination Fee	10.3(b)
Time-Based Restricted Share Award Consideration	3.7(d)
Title Insurance Policy	7.15
Top Distributor	4.19(a)(i)
Top Supplier	4.19(b)(i)
Uncertificated Shares	3.8(c)(iii)

1.3 Certain Interpretations.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Letter;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “includes” or “including” are used, they shall not be limiting and shall be deemed to be followed by the words “without limitation”;

(vi) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(viii) the words “or” or “either” shall not be exclusive;

(ix) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(x) the rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xi) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny;

(xii) for references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more parties to another party or parties, such obligation shall be deemed satisfied if (A) such one or more parties or Representatives thereof made such information or document available in the virtual data room hosted by Box, Inc., under the titles “Project Vapor” and “Vapor – Clean Room”, established by or on behalf of the Company or otherwise to such other party or parties or its or their Representatives, in each case in connection with the Transactions at least two (2) Business Days prior to the execution and delivery of this Agreement, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least two (2) Business Days prior to the date of this Agreement;

(xiii) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or, if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xiv) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement; and

(xv) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement mean this Agreement (taking into account the provisions of Section 11.5(a)) as amended or otherwise modified from time to time in accordance with Section 10.4.

(c) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Company Material Adverse Effect.

(d) The parties have jointly negotiated and drafted this Agreement and if any ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE OFFER

2.1 The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article X and the Company shall (x) have timely provided to Parent and Merger Sub all information required to be provided by it pursuant to Section 2.1(g) and (y) have complied with its obligations under Section 2.2, as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days thereafter), and substantially concurrently with the filing by the Company of the Schedule 14D-9, Merger Sub shall (and Parent shall cause

Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer, upon the terms and subject to the conditions set forth herein. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to the Company Stockholders as and to the extent required by United States federal securities Laws and shall contain the terms and conditions set forth in this Agreement, including in Annex A. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any and all Company Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time, there be validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Company Shares that, together with the Company Shares then owned by Parent, Merger Sub and their respective Affiliates (if any) (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer, as such terms are defined by Section 251(h)(6) of the DGCL), represents at least one (1) Company Share more than fifty percent (50%) of the total number of then-outstanding Company Shares; and

(ii) the other conditions set forth in Annex A (as they may be amended in accordance with this Agreement).

(b) Waiver of Conditions. Parent and Merger Sub expressly reserve the right to, at any time and from time to time, waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer and to increase the Offer Price; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Parent and Merger Sub may not (and Parent shall not permit Merger Sub to) (i) waive or modify the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition, (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Company Shares sought in the Offer, (C) extends the Offer or the Expiration Time or terminates the Offer, except as permitted or required by Section 2.1(d), (D) imposes conditions to the Offer other than those set forth in Annex A or (E) amends any term or condition of the Offer in any manner that would reasonably be expected to materially and adversely affect the Company Stockholders (as a group and in their capacity as such), or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions, or (iii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Adjustments to the Offer Price. Subject to the terms of this Agreement, the Offer Price shall be equitably adjusted to reflect any change in the number or class of shares of outstanding Company Shares that occurs as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares or securities convertible into or exchangeable into or exercisable for Company Shares, occurring on or after the date hereof and prior to the Acceptance Time (or, with respect to the use of the term Offer Price as it relates to the Merger Consideration, occurring on or after the date hereof and prior to the Effective Time), so as to provide any Company Stockholder with the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(d) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at one minute after 11:59 p.m., New York City time, on the date that is twenty (20) business days (as defined pursuant to Rule 14d-1(g)(3) under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (the “Initial Expiration Time”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Agreement, or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Time or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 2.1(d)(i) or anything to the contrary set forth in this Agreement, unless this Agreement has been terminated pursuant to Article X:

(A) Merger Sub shall extend the Offer for the minimum period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE or its staff, in any such case that is applicable to the Offer;

(B) in the event that any of the conditions to the Offer set forth on Annex A, other than the Minimum Condition, are not satisfied or waived by Parent or Merger Sub (if permitted hereunder) as of any then-scheduled expiration of the Offer, Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten (10) Business Days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the conditions to the Offer; and

(C) in the event that all of the conditions to the Offer set forth on Annex A have been satisfied or waived by Parent or Merger Sub (if permitted hereunder), except that the Minimum Condition has not been satisfied, as of any then-scheduled expiration of the Offer, Merger Sub may (and, if requested by the

Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of ten (10) Business Days each (or any longer period as may be agreed in writing by Parent and the Company), it being understood and agreed that Merger Sub shall not be required to extend the Offer pursuant to this clause (C) on more than two (2) occasions, but may, in its sole discretion, elect to do so;

provided, however, that (x) the foregoing clauses (A), (B) and (C) of this Section 2.1(d)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article X and (y) notwithstanding any other provision in this Agreement to the contrary, in no event shall Parent or Merger Sub be required to extend the Offer beyond the Termination Date.

(iii) Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article X, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(iv) Notwithstanding any other provision in this Agreement to the contrary, in no event shall Parent or Merger Sub be required to extend the Offer beyond the Termination Date.

(v) If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is validly terminated in accordance with Article X prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned all tendered Company Shares to the registered holders thereof.

(e) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction or waiver (if permitted hereunder) by Parent or Merger Sub of the conditions to the Offer set forth in Annex A, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 2.1(d)(ii)), but in any event within one (1) Business Day thereof, irrevocably accept for payment, and, as promptly as practicable following the Acceptance Time, pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer; provided that with respect to Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Shares unless and until such Company Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay the Offer Price for any Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and this Agreement. Merger Sub shall not, without the prior written consent of the Company, accept for payment or pay for any Company Shares if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition.

The Offer Price payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid in cash, without interest and less any applicable withholding Taxes payable in respect thereof pursuant to applicable Law. The Company shall register the transfer of any Company Shares irrevocably accepted for payment effective immediately after the Acceptance Time.

(f) Schedule TO; Offer Documents. Prior to 5:30 p.m. New York City time, on the date the Offer is first commenced (within the meaning of Rule 14d-2(a) promulgated under the Exchange Act), Parent and Merger Sub shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, in respect of the Offer (together with any supplements or amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iii) cause the Offer Documents to be disseminated to the Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(g) Review; Comment Period. Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish in writing to Parent and Merger Sub all information concerning the Company, its Subsidiaries, the Company Stockholders and the directors and officers of the Company that is required by applicable Law or is reasonably requested by Parent to be included in the Schedule TO or the Offer Documents so as to enable Parent and Merger Sub to comply with their obligations under this Section 2.1. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the Company Stockholders and the directors and officers of the Company that is necessary to include in the Schedule TO and the Offer Documents in order to satisfy applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE or its staff. Unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide the Company and its counsel with a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good-faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall describe to the Company and their counsel any oral comments or other substantive oral communications) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide the Company and its counsel with a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent and Merger Sub shall consider reasonably and in good faith). Parent and Merger Sub shall use commercially reasonable efforts to respond promptly to any such comments from the SEC or its staff. Unless the Company Board has effected a Company Board Recommendation Change in accordance with the terms of Section 6.3, the Company hereby consents to the inclusion in the Offer Documents of the determinations and approvals of the Company Board set forth in the final sentence of Section 4.3 and the Company Board Recommendation.

2.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) file with the SEC, substantially concurrently with the filing by Parent and Merger Sub of the Schedule TO and the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, except as provided in Section 6.3, the Company Board Recommendation and a notice of appraisal rights in accordance with Section 262 of the DGCL and (ii) take all steps necessary to disseminate the Schedule 14D-9 promptly after commencement of the Offer to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable U.S. federal securities Laws. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Each of Parent and Merger Sub shall promptly furnish in writing to the Company all information concerning Parent and Merger Sub that is required by applicable Law or is reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 2.2. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE or its staff. Unless the Company Board has effected a Company

Board Recommendation Change and except in connection with any communication pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide Parent, Merger Sub and their counsel with a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good-faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change and except in connection with any communication pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other substantive communications (and shall describe to Parent, Merger Sub and their counsel any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Board Recommendation Change and except in connection with any communication pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide Parent, Merger Sub and their counsel with a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including by providing a reasonable opportunity for Parent, Merger Sub and their counsel to review and comment on any such response, which comments the Company shall consider reasonably and in good faith). The Company shall use commercially reasonable efforts to respond promptly to any such comments from the SEC or its staff.

(b) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly after the date of this Agreement and from time to time thereafter as reasonably necessary, furnish Parent and Merger Sub with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial Company Stockholders, including a list, as of the most recent practicable date (which shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated), of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial Company Stockholders, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective agents) shall (i) hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and (iii) if this Agreement or the Offer is terminated, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

(c) Unless Parent and Merger Sub otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to, tender in the Offer any Company Shares owned by the Company or any of its Subsidiaries.

ARTICLE III

THE MERGER

3.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Merger shall be effected pursuant to and governed by Section 251(h) of the DGCL. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

3.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective. The Merger shall become effective at the time and date of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time and date as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL (such time and date being referred to herein as the “Effective Time”).

3.3 The Closing. Unless this Agreement shall have been validly terminated in accordance with Article X, and unless otherwise mutually agreed in writing among the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place by electronic exchange of signatures and documents as soon as practicable following (but in any event no later than one (1) Business Day after) the Acceptance Time and the satisfaction (or waiver, if permitted by applicable Law) of the conditions set forth in Article IX (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

3.4 Effect of the Merger. At and from the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, at and from the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

3.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 7.8(a), by virtue of the Merger and without necessity of further action by the Company or any other Person, the certificate of incorporation of the Company shall be amended and restated in its entirety to read in its entirety as set forth on Exhibit B hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 7.8(a), the bylaws of the Company shall be amended and restated in its entirety to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be Vector Group Ltd.), and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or in accordance with applicable Law.

3.6 Directors and Officers.

(a) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors have been duly appointed and qualified or until their earlier death, resignation or removal.

3.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of any of the following securities, the following shall occur:

(i) Company Shares. Each Company Share that is outstanding immediately prior to the Effective Time (excluding any (A) Canceled Company Shares, (B) Accepted Company Shares, (C) Dissenting Company Shares and (D) Company Shares subject to Company Restricted Share Awards (which shall be treated in accordance with Section 3.7(d) and Section 3.7(e))) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price, as adjusted pursuant to Section 2.1(c) (the “Merger Consideration”), in cash, without interest thereon and less any applicable withholding Taxes pursuant to Section 3.8(e), payable therefor upon the surrender thereof in accordance with the provisions of Section 3.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.10).

(ii) Canceled Company Shares. Each Company Share (A) owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any Wholly Owned Subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the Effective Time (“Canceled Company Shares”) or (B) irrevocably accepted for payment pursuant to the Offer (“Accepted Company Shares”), shall, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Company Shares pursuant to the Offer).

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and, from and after the Effective Time, shall constitute the only outstanding shares of capital of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub (if any) shall thereafter be deemed for all purposes to evidence ownership of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by the Company Stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Company Shares in compliance in all respects with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 3.7(a), but shall, by virtue of the Merger, be automatically canceled and extinguished and instead shall entitle such holder to receive such consideration as may be determined to be due to such holder in respect of such Dissenting Company Shares pursuant to Section 262 of the DGCL, except that all Dissenting Company Shares held by the Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or otherwise lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, in cash, without interest thereon and less any applicable withholding Tax pursuant to Section 3.8(e), upon surrender of such Company Shares in the manner provided in Section 3.8.

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

(c) Company Options. At the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or any other Person (other than as contemplated by Section 3.7(g)), (i) each In-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (A) the aggregate number of Company Shares subject to such In-the-Money Option immediately prior to the Effective Time, and (B) the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such In-the-Money Option, which amount shall be paid in accordance with Section 3.7(f) (the “Option Consideration”), and (ii) each Out-of-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled for no consideration.

(d) Company Time-Based Restricted Share Awards. At the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or any other Person (other than as contemplated by Section 3.7(g)), each Company Time-Based Restricted Share Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (i) the aggregate number of Company Shares subject to such Company Time-Based Restricted Share Award immediately prior to the Effective Time and (ii) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the Company Shares subject to such Company Time-Based Restricted Share Award immediately prior to the Effective Time, to the extent provided under the applicable award agreement), which amount shall be paid in accordance with Section 3.7(f) (the “Time-Based Restricted Share Award Consideration”).

(e) Company Performance-Based Restricted Share Awards. At the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or any other Person (other than as contemplated by Section 3.7(g)), each Company Performance-Based Restricted Share Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (i) the aggregate number of Company Shares subject to such Company Performance-Based Restricted Share Award immediately prior to the Effective Time (based on the full number of Company Shares subject to such Company Performance-Based Restricted Share Award) and (ii) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the Company Shares subject to such Company Performance-Based Restricted Share Award immediately prior to the Effective Time, to the extent provided under the applicable award agreement), which amount shall be paid in accordance with Section 3.7(f) (the “Performance-Based Restricted Share Award Consideration”).

(f) Payment in Respect of Company Equity Awards. As soon as reasonably practicable after the Effective Time (and in no event later than the next regularly scheduled payroll date that is not less than ten (10) Business Days following the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through the payroll of the Surviving Corporation or its applicable Subsidiary the aggregate Option Consideration, Time-Based Restricted Share Award Consideration and Performance-Based Restricted Share Award Consideration, with such amounts to be paid net of any withholding Taxes required to be deducted and withheld by applicable Law.

(g) Company Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall (i) adopt such resolutions and take such other actions as may be necessary to effectuate the treatment of the Company Equity Awards pursuant to this Section 3.7, (ii) ensure that after the Effective Time no holder of Company Equity Awards shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent, or to receive any payment or benefit with respect to any Company Equity Award, except as provided in this Section 3.7, and (iii) ensure that after the Effective Time no further Company Equity Awards or other rights with respect to Company Shares shall be granted or outstanding under the Company Stock Plans.

3.8 Payment for Company Securities; Exchange of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall designate and appoint a nationally recognized, reputable U.S. bank or trust company (the identity of which shall be subject to the reasonable prior approval of the Company) to act as depository agent for the Company Stockholders to receive the aggregate Offer Price to which such Company Stockholders shall become entitled pursuant to Section 2.1(e) (the “Depository Agent”) and as the paying agent for the Company Stockholders to receive the aggregate Merger Consideration to which such Company Stockholders shall become entitled pursuant to Section 3.7(a)(i) (the “Paying Agent”).

(b) Exchange Fund. At or as promptly as practicable following the Effective Time, Parent shall deposit (or cause to be deposited) with the Depository Agent cash sufficient to make payment to the Company Stockholders pursuant to the provisions of Section 2.1(e) and with the Paying Agent cash sufficient to make payment to the Company Stockholders pursuant to the provisions of Section 3.7(a)(i) (which, for the avoidance of doubt, shall not include the Option Consideration, the Performance-Based Restricted Share Award Consideration and the Time-Based Restricted Share Award Consideration, payment for which shall be made pursuant to Section 3.7(f)) (collectively, such deposits with the Depository Agent and with the Paying Agent, the “Exchange Fund”). Until disbursed in accordance with the terms and conditions of this Agreement, funds in the Exchange Fund shall be invested by the Paying Agent, as reasonably directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation in accordance with Section 3.8(g) and Parent or the Surviving Corporation shall be responsible for any income taxes on such interest and other income. No investment or losses thereon shall affect the consideration to which Company Stockholders are entitled under this Article III and to the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the cash amounts contemplated by this Article III, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article III. The Exchange Fund shall not be used for any purpose other than as expressly provided in this Agreement.

(c) Payment Procedures.

(i) Following the Acceptance Time, Parent and Merger Sub shall cause the Paying Agent to pay the Company Stockholders that are entitled to receive the Offer Price pursuant to Section 2.1(e) such amount in respect thereof in accordance with the terms of Section 2.1(e) and in compliance with the terms of this Agreement.

(ii) With respect to any certificate which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”), Parent and the Surviving Corporation shall cause the Paying Agent to mail, promptly following the Effective Time (but in no event later than the fifth (5th) Business Day thereafter), to each holder of record (as of immediately prior to the Effective Time) of such Certificates who was entitled to receive the Merger Consideration pursuant to Section 3.7(a)(i), (A) a form of letter of transmittal in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender to Paying Agent of the Certificates (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive from the Paying Agent in exchange therefor the Merger Consideration payable for each Company Share formerly evidenced by such Certificate pursuant to Section 3.7(a)(i) (less any applicable withholding Tax pursuant to Section 3.8(e)), and the Certificates so surrendered shall forthwith be canceled.

(iii) With respect to non-certificated Company Shares represented in book-entry form (the “Uncertificated Shares”), each holder of record of one (1) or more Uncertificated Shares who was entitled to receive the Merger Consideration pursuant to Section 3.7(a)(i), shall be entitled to receive from the Paying Agent the Merger Consideration payable therefor (less any applicable withholding Tax pursuant to Section 3.8(e)), in each case promptly following the Effective Time and upon surrender thereof to the Paying Agent by receipt of an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) (but in no event later than the second (2nd) Business Day thereafter). The Company and Parent shall cooperate to, and Parent shall cause the Paying Agent to, (A) deliver to the Depository Trust Company (“DTC”) or its nominees, or to holders of Uncertificated Shares, in each case to the extent applicable or required, any notice with respect to the effectiveness of the Merger and any instructions for surrendering Uncertificated Shares and (B) establish procedures with the Paying Agent and DTC to ensure that the Paying Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Company Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration payable for each such Uncertificated Share pursuant to Section 3.7(a)(i).

(iv) The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 3.8. Until so surrendered, outstanding Certificates and Uncertificated Shares (other than Certificates and Uncertificated Shares representing any Canceled Company Shares or Dissenting Company Shares) shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, less any applicable withholding Tax pursuant to Section 3.8(e), payable in respect thereof pursuant to the provisions of this Article III.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for any such Taxes in the circumstances described in this Section 3.8(d).

(e) Required Withholding. Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any holder or former holder of Company Shares and Company Equity Awards such amounts as are required to be deducted or withheld therefrom under applicable Tax Laws. Parent shall reasonably cooperate with the Company to obtain any affidavits, certificates and other documents as may reasonably be expected to afford to the Company and its stockholders reduction of or relief from such deduction or withholding. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure any such amounts so withheld are timely and properly remitted to the appropriate Governmental Authority. Any amounts deducted and withheld under this Agreement that are timely and properly remitted to the appropriate Governmental Authority shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Corporation or any other party hereto shall be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by the Company Stockholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any interest or other amounts earned with respect thereto) that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares that were issued and outstanding immediately prior to the Effective Time for exchange pursuant to the provisions of this Section 3.8 shall thereafter look for payment of the Merger Consideration, payable in respect of the Company Shares formerly represented by such Certificates or Uncertificated Shares, solely to Parent or the Surviving Corporation, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III.

3.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and (a) each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares (other than Dissenting Company Shares, Canceled Company Shares or Company Shares subject to Company Restricted Share Awards) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 3.8 (or, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any Accepted Company Shares pursuant to the Offer), (b) each holder of any Dissenting Company Shares shall cease to have any rights with respect thereto, except the rights specified in Section 3.7(b), (c) each holder of any Canceled Company Shares shall cease to have any rights with respect thereto and (d) each holder of any Company Shares subject to Company Restricted Share Awards shall cease to have any rights with respect thereto, except the rights specified in Section 3.7(d) and Section 3.7(e), as applicable. The Merger Consideration or the consideration specified in Section 3.7(b), as applicable, paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (other than Company Shares subject to Company Restricted Share Awards, for which the consideration specified in Section 3.7(d) and Section 3.7(e), as applicable, paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares). At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Company Shares shall be closed, and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

3.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates which immediately prior to the Effective Time represented outstanding Company Shares that were converted into the right to receive the Merger Consideration pursuant to Section 3.7(a)(i) shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a customary affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.7(a)(i) (less any applicable withholding Tax pursuant to Section 3.8(e)); provided, however, that the Parent or the Surviving Corporation may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a customary indemnity (which may include the posting of a bond in a reasonable amount as Parent or the Surviving Corporation may direct) against any claim that may be made against Parent, the Surviving Corporation, the Paying Agent or any of their respective Affiliates with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.11 Necessary Further Actions. As of and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or Liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (b) any Company SEC Reports filed with or furnished to the SEC since January 1, 2021 and publicly available at least two (2) Business Days prior to the date hereof (excluding any disclosure under the heading “Risk Factors” or “Special Note Regarding Forward Looking Statements” (or other disclosures to the extent predicative, cautionary or forward looking in nature)) (such exceptions in the foregoing clauses (a) and (b), the “Disclosure Carve-Outs”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Qualification.

(a) The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization. The Company and each of its Subsidiaries has all corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified or licensed to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except, solely with respect to the Company’s Subsidiaries, where the failure to have such power and authority or to be so qualified or licensed has not had and would not, individually or in the aggregate, reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect.

(b) The Company has made available to Parent true, correct and complete copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents that, in each case, are in full force and effect as of the date of this Agreement, and the Company and the Company’s Subsidiaries are not in violation of the Organizational Documents.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified or licensed to do business.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 Company Shares and 10,000,000 shares of Company Preferred Stock. As of the close of business on August 19, 2024 (the “Capitalization Date”), (i) 157,375,597 Company Shares were issued and outstanding (including 1,712,000 Company Shares subject to Company Time-Based Restricted Share Awards and 1,860,500 Company Shares subject to Company Performance-Based Restricted Share Awards (assuming full level of performance is achieved)), (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) no Company Shares were held by the Company in its treasury. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares except pursuant to the exercise of Company Options outstanding as of the Capitalization Date in accordance with their terms. All of the outstanding Company Shares (A) have been duly authorized and validly issued, (B) are fully paid and nonassessable and (C) are free of any preemptive rights, anti-dilutive rights or rights of first refusal or any similar right created by applicable Law, the Organizational Documents of the Company or any agreement to which the Company is a party or otherwise bound.

(b) As of the close of business on the Capitalization Date, (i) 2,248,226 Company Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Stock Plans, (ii) 1,712,000 Company Shares were issued pursuant to Company Time-Based Restricted Share Awards granted and outstanding under the Company Stock Plans, (iii) 1,860,500 Company Shares were issued pursuant to Company Performance-Based Restricted Share Awards granted and outstanding under the Company Stock Plans (assuming full level of performance is achieved), and (iv) 6,210,000 Company Shares were reserved for future issuance under the Company Stock Plans. Section 4.2(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of the following information with respect to each Company Equity Award outstanding as of the date hereof: (A) the name of the holder of such Company Equity Award; (B) the Company Stock Plan pursuant to which such Company Equity Award was granted; (C) the number of Company Shares subject to such Company Equity Award and the aggregate amount of any accrued and unpaid dividends corresponding to Company Shares subject to such Company Equity Award (assuming, if applicable, the full achievement of all performance goals); (D) the grant or issuance date of such Company Equity Award (and, if different, the vesting commencement date); (E) the applicable vesting schedule and the extent to which such Company Equity Award is vested; and (F) with respect to each such Company Equity Award that is a Company Option, (1) the exercise price, (2) whether it is intended to be an “incentive stock option” (as defined in Section 422 of the Code) and (3) the expiration date. With respect to each Company Option, the per share exercise price was equal to the fair market value (within the meaning of Section 409A of the Code) of a Company Share on the date of grant and each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. Each Company Equity Award may by its terms be treated at the Effective Time as set forth in Section 3.7.

(c) Except for the Company Equity Awards set forth in Section 4.2(b), there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations of the Company to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable for or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), capital stock or voting securities or other ownership interests in the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the shares of capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Shares.

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. Other than the Support Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, or requiring registration of, capital stock of the Company. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

(e) The Company or another of its Subsidiaries is the record and beneficial owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company, free and clear of any Lien (other than Permitted Liens), which shares (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable and (iii) are free of any preemptive rights or any similar right created by applicable Law, the Organizational Documents of any applicable Subsidiary or any agreement to which the Company or any Subsidiary is a party or otherwise bound, and there are no irrevocable proxies with respect to any such shares. With respect to each Subsidiary of the Company, there are no securities, options, warrants, rights or other agreements or commitments or obligations, in each case, of the type described in clauses (i), (ii) and (iii) of the definition of Company Securities, with respect to any capital stock, voting securities or other ownership interests in any Subsidiary of the Company (together with the shares of capital stock of the Subsidiaries of the Company, the “Subsidiary Securities”).

(f) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(g) No Company Shares (or other equity or ownership interests, including any security or other Contract convertible into or exchangeable for any such equity or ownership interest) are held by any Subsidiary of the Company.

4.3 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (collectively, the “Enforceability Exceptions”). The Company Board, at a meeting duly called and held prior to the date hereof, has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into this Agreement and consummate the Transactions, (iii) authorized and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein, (iv) resolved that the Merger shall be governed and effected under Section 251(h) of the DGCL, and be effected without a vote of the Company Stockholders and (v) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer (the matters described in clauses (i) through (v), the “Company Board Recommendation”), which resolutions, except to the extent expressly permitted by Section 6.3, have not been rescinded, modified or withdrawn in any way.

4.4 Stockholder Approval. Following the Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and approve the Merger.

4.5 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder nor the consummation of the Transactions will (a) violate or conflict with or result in any breach of any provision of the respective Organizational Documents of the Company or any of its Subsidiaries; (b) require any Permit of, or filing with or notification to, any Governmental Authority except (i) as may be required under the HSR Act or any applicable foreign antitrust or competition Laws set forth on Schedule A of the Company Disclosure Letter (“Foreign Antitrust Laws”), (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the requirements of NYSE applicable to the Company; (c) violate, conflict with, or result in a breach of any provisions of, or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or result in the loss of a material benefit or rights under any such Contract; (d) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (other than Permitted Liens or a Lien created by Parent or Merger Sub); or (e) violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, except, in the case of each of clauses (b) through (e), inclusive, as has not had and would not, individually or in the aggregate, reasonably be expected to have a (A) Company Material Adverse Effect or (B) Company Impairment Effect.

4.6 Reports; Financial Statements; Internal Controls and Procedures.

(a) Since January 1, 2021, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “Company SEC Reports”), all of which have complied as of their respective filing dates or, to the extent amended, supplemented or superseded by a subsequent filing, as of the date of the last amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. As of their respective dates (or, to the extent amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement), none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. The Company has made available to Parent true, correct and complete copies of all material correspondence dated from January 1, 2021 through the date hereof between the SEC and the Company. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the Company SEC Reports (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act or except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments).

(c) The Company maintains, and at all times since January 1, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(d) The Company maintains “disclosure controls and procedures” as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NYSE.

(f) Except for matters resolved prior to the date hereof, since January 1, 2021, (i) none of the Company or any of its Subsidiaries or any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements, (ii) neither the Company nor any of its Subsidiaries has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors and (iii) to the Knowledge of the Company there is no fraud whether or not material, committed by management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance-sheet arrangements of the type required to be disclosed by in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except (a) for liabilities that are reflected or reserved against on the face of the Balance Sheet, (b) for liabilities incurred in the ordinary course of business since (and including) the Balance Sheet Date (none of which arise from any breach of Contract, breach of warranty, tort, infringement or misappropriation), (c) for performance obligations on the part of the Company or any of its Subsidiaries pursuant to the terms of any Material Contract (other than liabilities or obligations due to breaches thereunder), (d) as incurred pursuant to the terms of this Agreement and (e) as has not had and would not, individually or in the aggregate, reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect.

4.8 Absence of Certain Changes.

(a) Since the Balance Sheet Date and until the date of this Agreement, the Company and its Subsidiaries have not suffered any Company Material Adverse Effect.

(b) Since the Balance Sheet Date and until the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects and in a manner consistent with past practice in all material respects, except for the negotiation, execution, delivery and performance of this Agreement.

(c) Since the Balance Sheet Date and until the date of this Agreement, no actions have been taken by the Company or any of its Subsidiaries that, if taken during the period between the date of this Agreement would have been prohibited by the following clauses of Section 6.1(y): (i), (iv), (v), (vi), (vii), (viii), (x), (xii), (xiii), (xiv), (xv), (xvi) or (xix) (solely as Section 6.1(xix) relates to the other clauses of Section 6.1 referred to in this Section 4.8), if taken or proposed to be taken after the date of this Agreement.

4.9 Schedule TO; Schedule 14D-9.

(a) The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements or omissions included or incorporated by reference in the Schedule 14D-9 based upon information supplied by or on behalf of Parent or Merger Sub or any of their Representatives.

(b) None of the information provided or to be provided in writing by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents, and at the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.10 Brokers; Certain Expenses. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder, investment bank or financial advisor or has incurred or will incur any obligation or liability for any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the Transactions, except that the Company has retained Jefferies LLC as its financial advisor, whose fees and expenses shall be paid by the Company. The Company has made available to Parent a true, correct and complete copy of the engagement letter with Jefferies LLC.

4.11 Employee Benefit and Employee Matters.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Plan. With respect to each material Plan, to the extent applicable, true, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all documents constituting such Plan, including amendments thereto, or a written summary in the case of any unwritten Plan; (ii) the most recent summary plan description for any applicable Plan and all related summaries of material modifications; (iii) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan; (iv) each trust, insurance, annuity or other funding Contract related thereto; (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; (vi) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto; and (vii) all non-routine, written communications relating thereto with the Department of Labor, IRS or any other Governmental Authority in the last three years.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has either received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of a liability, penalty or Tax under ERISA, the Code or other applicable Law. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Plan (and any related trust or other funding vehicle) has been established, maintained and administered in compliance with its terms and all provisions of ERISA, the Code and other applicable Law, (ii) all contributions, premiums or payments required to be made with respect to each Plan have been made on or before their due dates and within the applicable time required by the Plan and applicable Law and, to the Knowledge of the Company, nothing has occurred, and no condition exists with respect to any Plan that could result in any Tax, penalty or other Liability of the Company, (iii) to the Knowledge of the Company, no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred involving any Plan and no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Law in connection with the administration or investment of the assets of any Plan, and (iv) other than routine claims for benefits, there are no Legal Proceedings, governmental audits or investigations that are pending, or to the Knowledge of the Company, threatened, against any Plan or asserting any rights to or claims for benefits under any Plan.

(c) No Plan is, and neither the Company nor any of its ERISA Affiliates has, in the past six (6) years, sponsored, maintained, contributed to, been obligated to contribute to, or has had any actual or contingent Liability under (i) any benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan (including a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA)), (ii) a “multiple employer plan” (as defined in 29 C.F.R. Section 4001.2) or a plan subject to Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA or applicable state Law).

(d) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan, (i) neither the Company nor any of its Subsidiaries has or is expected to incur any liability under subtitles C or D of Title IV of ERISA with respect to any such Plan that is an ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, (ii) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or Section 302 of ERISA (whether or not waived), (iii) such

Plan is not in “at-risk” status for purposes of Section 430 of the Code, (iv) no “reportable event” within the meaning of Section 4043(c) of ERISA has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) the PBGC has not instituted or, to the Knowledge of the Company, threatened to institute, proceedings to terminate any such Plan, (vii) the Company has not filed a notice of intent to terminate such Plan or adopted any amendment to treat such Plan as terminated, (viii) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Plan and (ix) the Company and its Subsidiaries are not, and does not expect to be, subject to (A) any requirement to post security pursuant to Section 412(c)(4) of the Code or (B) any lien pursuant to Section 430(k) of the Code, (x) the Company and its Subsidiaries have not terminated any such Plan within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA and (xi) the Company and its Subsidiaries have not engaged in any transaction described in Section 4069 or 4212(c) of ERISA.

(e) No Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than continuation coverage required under Section 4980B(f) of the Code and similar state Law).

(f) No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Company Service Provider, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Company Service Provider, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(g) No Company Service Provider is entitled to receive any gross-up or additional payment from the Company or any of its Subsidiaries in connection with the Tax required by Section 409A or Section 4999 of the Code.

(h) Except as required under this Agreement, neither the execution of this Agreement nor the consummation of the Transactions would (either alone or upon occurrence of any additional or subsequent events): (i) entitle any Company Service Provider to any compensation or benefit; (ii) increase the amount of compensation or benefits due to any Company Service Provider; (iii) accelerate the time of payment or vesting, or trigger any payment or funding, of any Company Equity Award, compensation or benefits for any Company Service Provider or trigger any other obligation under any Plan; or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) Section 4.11(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each Collective Bargaining Agreement. The Company has delivered or made available to Parent true, correct and complete copies of each such Collective Bargaining Agreement. The Company and its Subsidiaries are in compliance in all material respects with each Collective Bargaining Agreement.

(j) There is no Union that, pursuant to applicable Law or under any Collective Bargaining Agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the Transactions.

(k) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is, and since January 1, 2021 has been, no ongoing, pending, or to the Knowledge of the Company, threatened, (i) labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries or (ii) effort to organize or represent the labor force of the Company or any of its Subsidiaries.

(l) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is, and since January 1, 2021 have been, in compliance with all applicable Law relating to employment or labor, including those related to employment practices and labor relations, terms and conditions of employment, wages and hours, occupational health and safety, hiring, background checks, pay equity, classification of independent contractors and employees, equal opportunity, document retention, notice, plant closing and mass layoff, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave issues and the payment of social security and other Taxes, and (ii) since January 1, 2021, the Company and its Subsidiaries have not effectuated a “plant closing” or “mass layoff” within the meaning of the WARN Act.

(m) To the Knowledge of the Company, in the last five years, no allegations of sexual or other unlawful harassment or discrimination have been made against any current or former employee of the Company or any of its Subsidiaries at a level of Vice President or above. Neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual or other unlawful harassment or discrimination by any current or former employee of the Company or any of its Subsidiaries at the level of Vice President or above.

4.12 Litigation. There is no Legal Proceeding or governmental, regulatory or administrative investigation, audit, inquiry or action pending or, to the Knowledge of the Company, threatened against or relating to the Company, any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to (a) be material to the Company and its Subsidiaries, taken as a whole or (b) have a Company Impairment Effect. Neither the Company, nor any of its Subsidiaries, is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (i) be material to the Company and its Subsidiaries, taken as a whole or (ii) have a Company Impairment Effect.

4.13 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have timely filed all Tax Returns required to be filed (taking into account any validly obtained extensions of time within which to file such Tax Returns), (ii) all such Tax Returns are true, correct and complete in all respects and (iii) the Company and each of its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown as due on such Tax Returns).

(b) There are no audits, examinations, assessments or other proceedings pending or threatened in writing in respect of any material Taxes of the Company or any Subsidiary. Since January 1, 2020, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction, in each case, except as would not reasonably be expected to create any material liability for Taxes to the Company or any Subsidiary.

(c) The Company and each of its Subsidiaries have withheld and timely paid over to the proper Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder.

(d) Since the date that precedes by two years the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify as a transaction to which Section 355, or the portion of Section 361 as it relates to Section 355 of the Code, applies.

(e) Neither the Company nor any of its Subsidiaries has entered into any or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law) or any transaction or transactions required to be reported under the European Union Council Directive on cross-border tax arrangements 2018/822 of 25 May 2018 amending Directive 2011/16/EU.

(f) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any (x) customary Tax indemnification provisions under agreements or arrangements entered into in the ordinary course of business that are not primarily related to Taxes or (y) agreements or arrangements solely between or among the Company and/or one or more of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee or successor, or otherwise by operation of any applicable Law. Neither the Company nor any of its Subsidiaries has any liability for Taxes under Section 965 of the Code.

(g) There are no Liens for any Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the date of this Agreement as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, open transaction, the application of Section 481 or Section 956 of the Code, deferred revenue accrued or prepaid amount received, in each case with respect to an item received, Tax election made, or a transaction or agreement entered into in a taxable period ending on or prior to the Closing Date.

(i) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension in respect of any period for the assessment of any material amount of Taxes (other than any such waivers or extensions which are routine, automatic, or arise by operation of law) that is currently in effect.

(j) Neither the Company nor any of its Subsidiaries are subject to Taxes in any country other than their country of formation by virtue of having a permanent establishment or other place of business in that other country.

(k) The Company has complied in all material respects with record maintenance requirements under Section 482 of the Code and similar provisions of foreign Tax law in connection with related party transactions among or between the Company and one or more of its Subsidiaries (or among or between its Subsidiaries).

(l) Notwithstanding anything to the contrary in this Agreement, (i) other than Section 4.11 to the extent it relates to Taxes, the representations and warranties set forth in this Section 4.13 constitute the sole and exclusive representations and warranties regarding Taxes, Tax Returns and other matters relating to or attributable to Taxes; (ii) nothing in this Agreement (including this Section 4.13) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, availability of or limitations on any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to the Company; and (iii) the representations and warranties in this Section 4.13 and Section 4.11 to the extent those relate to Taxes refer only to activities prior to the Closing and shall not serve as representations and warranties regarding Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date.

4.14 Compliance with Law; Permits. Except in each case as would not, individually or in the aggregate, reasonably be expected to (x) be material to the Company and its Subsidiaries, taken as a whole, or (y) have a Company Impairment Effect, (i) neither the Company nor any of its Subsidiaries is, or has been since January 1, 2021, in conflict with, in default with respect to or in violation of any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) the Company and each of its Subsidiaries have all Permits required to conduct their businesses as currently conducted and such Permits are valid and in full force and effect, (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to revoke, restrict or suspend any such Permit and (iv) the Company and each of its Subsidiaries is in compliance with the terms of such Permits.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) each of the Company and its Subsidiaries is, and has been at all times since January 1, 2021 in compliance with all applicable Environmental Laws; (b) each of the Company and its Subsidiaries has obtained and, as applicable, timely renewed or applied for, and is and has been since January 1, 2021 in compliance with, all Permits required under Environmental Laws (“Environmental Permits”) for the operations of their respective businesses as presently conducted; (c) there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any Real Property; (d) neither the Company nor its Subsidiaries has since January 1, 2021, received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability relating to or arising under Environmental Laws; and (e) the Company has provided to Parent true, correct and complete copies of all material environmental site assessments, reports and audits prepared since January 1, 2021 in its possession relating to the real property or operations of the Company or its Subsidiaries.

4.16 Intellectual Property; IT Systems; Privacy and Data Security.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all material Company Registered Intellectual Property, together with, as applicable, (i) the name of the current owner(s), (ii) the jurisdictions, (iii) the application, registration or serial numbers and (iv) the domain name registrar. All necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office, Governmental Authority or Internet domain name registrar to maintain such material Company Registered Intellectual Property in full force and effect.

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own, free and clear of all Liens (other than Permitted Liens), the Company Intellectual Property Rights, (ii) the Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, the issued and granted items within the Company Registered Intellectual Property are valid and enforceable and (iii) the Company and its Subsidiaries own, or are licensed to or otherwise possess the right to use, all Intellectual Property Rights (including a sufficient number of seat licenses for software licenses) used or held for use in, or that are necessary for, the operation of their respective businesses as currently conducted; provided, however, that the foregoing shall not be construed as a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property Rights of any Person, which is covered by Section 4.16(e).

(c) Each employee or contractor of the Company or its Subsidiaries who has developed any material Intellectual Property Rights on behalf of the Company or any of its Subsidiaries has executed a valid agreement containing an assignment of such employee’s or contractor’s rights to such Intellectual Property Rights to the Company or such Subsidiary of the Company. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no employee or contractor of the Company or any of its Subsidiaries has asserted any claim against the Company or any of its Subsidiaries with respect to the ownership or use of any Company Intellectual Property Rights, and (ii) the Company and its Subsidiaries are in compliance with all applicable Laws related to inventor compensation.

(d) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2021, the Company and its Subsidiaries have not received written notice from any third party challenging the validity or enforceability of, or the Company’s or its applicable Subsidiary’s ownership of, any Company Intellectual Property Rights, (ii) neither the Company nor any of its Subsidiaries is a party to any Legal Proceeding relating to any such challenge, except for office actions in the ordinary course of prosecuting or maintaining Company Registered Intellectual Property and other related ex parte registry proceedings and (iii) no Company Intellectual Property Rights are subject to any Order, stipulation or settlement agreement restricting the use or exploitation thereof.

(e) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notice from any third party alleging that the operation of the businesses of the Company or any of its Subsidiaries infringes, dilutes, misappropriates or otherwise violates the Intellectual Property Rights of any third party, and (ii) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, dilute, misappropriate or otherwise violate, and since January 1, 2021, has not infringed, diluted, misappropriated or otherwise violated, any Intellectual Property Rights of any third party.

(f) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, since January 1, 2021, no third party has infringed, diluted, misappropriated or otherwise violated any Company Intellectual Property Rights, and (ii) neither the Company nor any of its Subsidiaries is a party to any Legal Proceeding (x) challenging the validity, enforceability or ownership of any third-party Intellectual Property Rights or (y) asserting that the operation of the business of any third party infringes, dilutes, misappropriates or otherwise violates any Company Intellectual Property Rights.

(g) Each of the Company and its Subsidiaries uses commercially reasonable measures consistent with industry practices to protect, preserve and maintain the secrecy and confidentiality of all material Proprietary Information included in the Company Intellectual Property Rights. Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has not been any unauthorized access to or misuse of any such material Proprietary Information by any such Person.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the consummation of the Transactions will not (i) alter, encumber, impair or extinguish any Company Intellectual Property Rights or any Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ rights to use any IT Systems, or (ii) require any new or additional royalty or other payments for the continued use by the Company or its Subsidiaries, as applicable, of any of the foregoing (other than ongoing fees).

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the IT Systems (i) operate and perform in accordance with their documentation and functional specifications and as otherwise required by the Company or any of its Subsidiaries in connection with the conduct of their businesses, (ii) operate and perform as is necessary to conduct the business of the Company and its Subsidiaries in substantially the same manner in which it is currently being conducted, and are sufficient for the current needs of the business and operations of the Company and its Subsidiaries, (iii) since January 1, 2021, have not malfunctioned or failed in a manner that has disrupted the business operations of the Company or any of its Subsidiaries and (iv) to the Knowledge of the Company, are free from any virus, bug, defect, “back door,” “drop dead device,” “time bomb,” “Trojan horse,” worm (as such terms are commonly understood in the software industry) or other malicious code or device designed to permit unauthorized access to or disable the IT Systems or any data stored on or processed by the IT Systems. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, there has been no security breach or unauthorized access to or use of the IT Systems.

(j) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, (i) the Company and each of its Subsidiaries have been in compliance with all Privacy and Data Security Requirements that apply to the Company or to such Subsidiary, (ii) the Company and its Subsidiaries have implemented and maintained commercially reasonable technical, physical, organizational, and administrative measures and policies to protect Personal Data, collected or processed by the Company or any of its Subsidiaries, and Company Data against unauthorized access, use, modification, disclosure or loss, including, without limitation, reasonable backup, security and disaster recovery technology and procedures, and has timely and reasonably remediated any audit findings relating to its security safeguards, (iii) neither the Company nor any of its Subsidiaries has been legally required to provide any notices to any Person in connection with an unauthorized disclosure of Personal Data, (iv) there have been no Legal Proceedings brought by any Governmental Authority against the Company or any Subsidiary of the Company alleging any breach of any Privacy and Data Security Requirements and (v) to the Knowledge of the Company, there has not been any unauthorized access, use, disclosure or other breach of security of any Personal Data collected or processed by the Company or any of its Subsidiaries or of any Company Data.

4.17 Real Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of the street addresses and tax parcel number (or its equivalent) of all the real property that is owned in fee simple by the Company and any of its Subsidiaries and the name of the fee owner with respect thereto (the “Owned Real Property” and, together with the Leased Real Property, but excluding the NV JV Real Property, the “Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or the applicable

Subsidiary of the Company has good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, except Permitted Liens. The Company and its Subsidiaries have not leased, or subleased any portion of any Owned Real Property to any Person. Neither the Company nor any of its Subsidiaries has received written notice of any pending and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any Owned Real Property.

(b) The Company has made available to Parent true, correct and complete copies of all material leases, subleases, occupancy agreements and other agreements under which, as of the date of this Agreement, the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property as tenant, subtenant or occupant (including all guaranties thereof and all material modifications, amendments, supplements, waivers and side letters thereto) (such property, the “Leased Real Property” and such leases, subleases and occupancy agreements, the “Real Property Leases”). Section 4.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all street addresses of the Leased Real Property and the Real Property Leases with respect thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Real Property Lease is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, subject to the Enforceability Exceptions, (ii) no termination event or condition or uncured default on the part of the Company or, if applicable, its Subsidiaries or, to the Knowledge of the Company, the counterparty thereunder, exists under any Real Property Lease, (iii) neither the Company nor any of its Subsidiaries has received any written notice from any landlord under any Real Property Lease that such landlord intends to terminate such Real Property Lease, (iv) neither the Company nor any of its Subsidiaries has received written notice of any pending and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any Leased Real Property and (v) the Company and its Subsidiaries have not subleased any portion of any Leased Real Property to any Person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Real Property is (A) in good operating condition, subject to normal wear and tear, (B) regularly and properly maintained consistent with reasonably prudent industry practice and standards; (C) free from any material defects or deficiencies and (D) suitable for the conduct of the business of the Company and its Subsidiaries as presently conducted; and (ii) neither the operation of the Company nor any of its Subsidiaries on the Real Property nor such Real Property, including the improvements thereon, violate in any material respect any applicable lease, building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions. Except as set forth in Section 4.17(c) of the Company Disclosure Letter, there are no rights of first refusal, options to purchase or other agreements granting to any Person any right to obtain title to all or any material portion of the Owned Real Property.

4.18 Material Contracts.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent and Merger Sub (or Parent’s outside counsel) true, correct and complete copies, of each Contract (other than Plans), which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing obligations thereunder) and under which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) would be required to be (A) filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (B) disclosed under Item 404 of Regulation S-K under the Securities Act or (C) disclosed by the Company on a Current Report on Form 8-K;

(ii) involves aggregate payments by the Company and its Subsidiaries, taken as a whole, or aggregate payments payable to the Company and its Subsidiaries, taken as a whole, under such Contract of more than $1,000,000 in any one (1) year;

(iii) has been entered into between the Company and any (A) of its Top Distributors; (B) of its Top Suppliers or (C) sales brokers to any of its Top Distributors or Top Suppliers;

(iv) (A) limits or purports to limit in any manner the freedom or otherwise restricts or purports to restrict the ability of the Company or any of its Subsidiaries from (1) directly or indirectly, engaging in any business or competing in any business, line of business or geographic region, with any other Person (including soliciting clients or distributors), (2) operating its business in any manner or location or (3) enforcing any of its rights with respect to any of its material assets, (B) requires or purports to require the direct or indirect disposition of any material assets or line of business of the Company or any of its Subsidiaries or direct or indirect acquisition by the Company or any of its Subsidiaries of any material assets or line of business of any other Person, (C) requires or purports to require the Company or any of its Subsidiaries to provide any “most favored nation” terms or conditions (including with respect to pricing) to any other Person, (D) provides or purports to provide for exclusivity obligations or otherwise limit the freedom or right of the Company or any of its Subsidiaries to research, develop, sell, distribute or manufacture any products or services for any other Person, (E) provides for the purchase and supply of a minimum quantity of goods or services, or provides for the purchase and supply of all or substantially all of a certain type of good or service used by the Company or its Subsidiaries from a single vendor and the Affiliates thereof and which are material to the business of the Company or any of its Subsidiaries (taken as a whole) or (F) provides for a guarantee by the Company or any of its Subsidiaries of availability of supply or services, including, with respect to each of the foregoing clauses (A) through (F), those that at or after the Effective Time would apply or purport to apply to Parent or any of its Affiliates (including the Surviving Corporation);

(v) grants or purports to grant any rights of first refusal, rights of first offer, rights of negotiation, option or similar rights to any other Person to purchase or otherwise acquire any interests in any of the properties or assets or business of the Company or any of its Subsidiaries;

(vi) provides for or governs any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a fifteen percent (15%) voting or economic interest, or any interest with either (A) a fair market value of more than $1,000,000 without regard to percentage voting or economic interest or (B) an initial contribution amount of more than $1,000,000, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries, or any such agreement that could require a future capital contribution of the Company;

(vii) involves (A) the grant by the Company or any of its Subsidiaries of a material license or other similar material right under any Company Intellectual Property Rights (other than non-exclusive licenses or similar rights granted in the ordinary course of business), or (B) the grant by any third party of a license or other right under Intellectual Property Rights to the Company or any of its Subsidiaries that is material to the conduct of its business (other than licenses to off-the-shelf software or software services granted on commercially available terms);

(viii) other than solely among Wholly Owned Subsidiaries of the Company, relates to indebtedness for borrowed money (whether created, incurred, assumed, or guaranteed (or agreed or consented to be created, incurred, assumed, or guaranteed by the Company or any Subsidiary) or secured by any asset belonging to the Company or any Subsidiary thereof) having an outstanding principal amount in excess of $1,000,000;

(ix) constitutes any Contract that contains covenants (including “earn-out,” installment, milestone, royalty or similar contingent payment obligations) that if paid in full would result in the receipt or making of future payments in excess of $1,000,000 in the case of any such Contract;

(x) involves the settlement of any pending or threatened claim, action or proceeding (A) which (1) will involve payment obligations after the date hereof, or involved payments, in excess of $1,000,000 or (2) will impose, or imposed, any continuing non-monetary obligations on the Company or any of its Subsidiaries, including any monitoring or material reporting obligations to any other Person or (B) with respect to which conditions precedent to the settlement have not been satisfied;

(xi) has been entered into between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a Wholly Owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member (but for the avoidance of doubt not including any Plans);

(xii) has been entered into with a Governmental Authority;

(xiii) provides for the acquisition of any real property by the Company or any of its Subsidiaries, or the disposition (whether by sale, lease, option or otherwise) of any Owned Real Property;

(xiv) provides for any guaranty, indemnity, or similar agreement by the Company or any of its Subsidiaries provided to any other Person with respect to the acquisition, financing or Development of any NV JV Project;

(xv) is any Real Property Lease the annual rental under which is in excess of $1,000,000;

(xvi) prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(xvii) evidences financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract; or

(xviii) provides for any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries.

Each Contract of the type described in clauses (i) through (xviii) above, other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have (i) a Company Material Adverse Effect or (ii) a Company Impairment Effect, (A) each Material Contract is valid and binding on the Company or its applicable Subsidiaries that are a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (B) the Company and its Subsidiaries have complied with all obligations required to be performed or complied with by them under each Material Contract, (C) there is no default or breach under any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other party thereto and, neither the Company, nor, to the Knowledge of the Company, the other party thereto has taken or failed to take any action that with or without notice, lapse of time or both would constitute a default or breach under any Material Contract, (D) neither the Company nor any of its Subsidiaries have waived any rights under any Material Contract and (E) neither the Company nor any of its Subsidiaries has received any written notice or claim from any third party to any Material Contract of any default, termination or cancellation under any Material Contract. For purposes of this Section 4.18(b) and Section 6.1(xv)(B), the term “Material Contract” shall be deemed to include any Contract entered into after the date of this Agreement that, if entered into prior to the date hereof, would qualify as a Material Contract.

4.19 Distributors and Suppliers.

(a) Distributors.

(i) Section 4.19(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the top ten (10) distributors of the Company and its Subsidiaries determined on the basis of the revenue received by the Company and its Subsidiaries, taken as a whole, during the twelve (12) months ended on the last calendar month end preceding the date hereof (each, a “Top Distributor”).

(ii) Since the Balance Sheet Date through the date of this Agreement: (A) (1) there has been no suspension or termination of or materially adverse change to the business relationship of the Company or its Subsidiaries with any Top Distributor, (2) there has been no material reduction in purchase of products or services from the Company or its Subsidiaries or materially adverse changes to the terms and conditions on which any Top Distributor purchases products or services from the Company or its Subsidiaries and (3) to the Knowledge of the Company, the relationships of the Company and its Subsidiaries with the Top Distributors are reasonable commercial working relationships and neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any of the Top Distributors to initiate or effect any of the foregoing and (B) neither the Company nor any of its Subsidiaries have engaged in, are currently engaging in or reasonably expect to become engaged in, a material dispute with any Top Distributor.

(b) Suppliers.

(i) Section 4.19(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the top ten (10) suppliers of the Company and its Subsidiaries determined on the basis of the amounts paid for goods and services by the Company and its Subsidiaries, taken as a whole, during the twelve (12) months ended on the last calendar month end preceding the date hereof (each, a “Top Supplier”).

(ii) Since the Balance Sheet Date through the date of this Agreement: (A) (1) there has been no suspension or termination of or materially adverse change to the business relationship of the Company or its Subsidiaries with any Top Supplier, (2) there has been no material reduction in supply of products or services to the Company or its Subsidiaries or materially adverse changes to the terms and conditions on which any Top Suppliers supply products or services to the Company or its Subsidiaries and (3) to the Knowledge of the Company, the relationships of the Company and its Subsidiaries with the Top Suppliers are reasonable commercial working relationships and neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any of the Top Suppliers to initiate or effect any of the foregoing and (B) neither the Company nor any of its Subsidiaries have engaged in, are currently engaging in or reasonably expect to become engaged in, a material dispute with any Top Supplier.

4.20 Insurance. All Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect, and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no notice of cancellation or termination has been received with respect to any Insurance Policy. The Company has made available to Parent true, correct and complete copies of the material Insurance Policies (or where no such copies are available, a reasonably detailed written description thereof), and Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of all such material Insurance Policies.

4.21 FCPA and Other Anti-Bribery Laws.

(a) The Company, its Subsidiaries, and, to the Company’s Knowledge, their respective directors, officers and employees are in compliance with and, within the prior five year period, have complied with all material respects with the FCPA and the Other Anti-Bribery Laws.

(b) Within the prior five (5)-year period, none of the Company, any of its Subsidiaries, and, to the Company’s Knowledge, their respective directors and officers, nor any of their respective employees or agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Authority or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation, in any material respect, of the FCPA or any of the Other Anti-Bribery Laws.

(c) The Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect.

(d) As of the date of this Agreement, there are no Legal Proceedings against the Company or any of its Subsidiaries or any D&O Indemnified Party pending by or before any Governmental Authority or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any D&O Indemnified Party by any Governmental Authority, in each case with respect to the FCPA and the Other Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any written notice, or inquiry, or made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation regarding actual or alleged noncompliance with respect to the FCPA and Other Anti-Bribery Laws.

4.22 Compliance with Sanctions. Neither the Company, any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any of their respective agents or other third party representative acting on behalf of the Company or any of its Subsidiaries, is and has been within the prior five (5)-year period: (a) a Sanctioned Person, (b) organized, resident or located in a Sanctioned Country, (c) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or (d) otherwise in violation of Sanctions Laws.

4.23 14d-10 Matters. The Compensation and Human Capital Committee of the Company Board (the “Company Compensation Committee”) has, on or prior to the date hereof, (a) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its Subsidiaries on or before the date hereof with or on behalf of any of its officers, directors or employees, including the terms of Section 3.7, Section 7.8 and Section 7.9, and (b) has taken all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing.

4.24 Related-Party Transactions. No current director or officer of the Company or any of its Subsidiaries (a) has outstanding any indebtedness to the Company or any of its Subsidiaries, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company or any of its Subsidiaries (other than a Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.25 Opinion of Financial Advisor of the Company. The Company Board has received an opinion from Jefferies LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Offer Price to be received by the holders of Company Shares (other than holders of Canceled Company Shares and Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly following the date of this Agreement, the Company will make available to Parent, solely for informational purposes on a non-reliance basis, a copy of such written opinion.

4.26 State Takeover Statutes Inapplicable. Assuming the accuracy of the representations and warranties set forth in Section 5.6, the Company Board has taken all actions so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is defined in Section 203 of the DGCL) as a result of the execution and delivery of or the performance under this Agreement or the consummation of the Transactions, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Transactions.

4.27 No Other Representations or Warranties. Except for the express written representations and warranties made by the Company in this Article IV, in Section 8.1 and in any instrument or other document delivered pursuant to this Agreement, (a) neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its businesses, operations, assets, Liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, (b) the Company expressly disclaims any other representations or warranties and (c) each of Parent and Merger Sub acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of Parent, Merger Sub nor any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives in connection with this Agreement or the Transactions, other than, in each case, the express written representations and warranties expressly set forth in this Article IV, in Section 8.1 and in any instrument or other document delivered pursuant to this Agreement, and each of Parent and Merger Sub waives any claims or causes of action relating thereto; provided, however, that notwithstanding the foregoing provisions of this Section 4.27, nothing in this Section 4.27 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud or intentional or willful misrepresentation of material facts that constitute fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Article IV, in Section 8.1 and in any instrument or other document delivered pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified or licensed to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing.

(b) Parent has made available to the Company true, correct and complete copies of Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

5.2 Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement and, subject to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which adoption shall occur immediately after the execution and delivery of this Agreement), the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation of the Transactions have been duly and validly authorized by all necessary corporate actions on the part of Parent, Merger Sub and their respective Affiliates and no additional corporate proceedings or actions on the part of Parent, Merger Sub or their respective Affiliates are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, (a) the board of directors of Parent has approved this Agreement and the Transactions and (b) the board of directors of Merger Sub has (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) declared it advisable for Merger Sub to enter into this Agreement and consummate the Transactions, and (iii) authorized and approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein, in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

5.3 Schedule TO; Schedule 14D-9.

(a) The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Schedule TO and the Offer Documents, when filed with the SEC and on the date first disseminated to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to statements or omissions included or incorporated by reference in the Schedule TO or the Offer Documents based upon information supplied by or on behalf of the Company or any of its Representatives.

(b) None of the information provided or to be provided in writing by or on behalf of Parent or Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time of the filing of the Schedule 14D-9, at the time of any distribution or dissemination of the Schedule 14D-9, and at the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.4 Consents and Approvals; No Violation. Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to perform their respective covenants and obligations of this Agreement and consummate the Transactions, neither the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder nor the consummation of the Transactions will (a) violate or conflict with or result in any breach of any provision of the respective Organizational Documents of Parent or Merger Sub; (b) require any Permit of, or filing with or notification to, any Governmental Authority except (i) as may be required under the HSR Act and any Foreign Antitrust Laws, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the requirements of NYSE or the Tokyo Stock Exchange; (c) violate, conflict with or result in a breach of any provisions of, or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub or any of their respective Affiliates is a party or by which Parent or any of its Affiliates or any of their respective properties or assets are bound, or result in the loss of a material benefit or rights under any such Contract, or (d) violate any Law or Order applicable to Parent or any of its Affiliates (including Merger Sub) or by which any of their respective assets or properties are bound.

5.5 Litigation. As of the date hereof, there is no Legal Proceeding or governmental, regulatory or administrative investigation, audit, inquiry or action pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Affiliates that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions. As of the date hereof, neither Parent nor any of its Affiliates is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

5.6 Interested Stockholder. Neither Parent nor any of its Affiliates, nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. As of the date hereof, none of Parent, Merger Sub nor any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares other than shares beneficially owned through mutual funds or benefit or pension plans.

5.7 Sufficient Funds. The cash and other debt or equity financing available to Parent and Merger Sub will be sufficient for Parent and Merger Sub to pay, and at the Acceptance Time and the Effective Time Parent and Merger Sub will have available sufficient funds for the satisfaction of, all of their respective obligations under this Agreement, as such obligations arise, including the payment of the aggregate Offer Price, Merger Consideration, Option Consideration, Performance-Based Restricted Share Award Consideration, Time-Based Restricted Share Award Consideration and all other amounts required to be paid by or on behalf of the Company in connection with the Closing, and to pay all related fees and expenses required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement, including amounts expected to be necessary for any repayment or refinancing of debt of the Company or any of its Subsidiaries and all other amounts required to be paid by or on behalf of the Company in connection with the Closing. Parent’s and Merger Sub’s obligations hereunder, including their obligations to consummate the Merger, are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Transactions.

5.8 No Other Operations. Merger Sub is a Wholly Owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation, Merger Sub has not and will not prior to the Effective Time engage in any activities other than those incidental to its formation or those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement. Parent directly or indirectly owns all of the issued and outstanding shares of common stock of Merger Sub free and clear of all Liens or any other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests, but excluding any such restriction on the right to sell or otherwise dispose of such capital stock or other voting securities under applicable securities Laws and other than Liens created under this Agreement).

5.9 Brokers. Neither Parent nor any of its Affiliates, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder, investment bank or financial advisor or has incurred or will incur any obligation or liability for any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the Transactions, except that Parent has retained J.P. Morgan Securities plc as its financial advisor, whose fees and expenses shall be paid by Parent.

5.10 No Other Representations or Warranties. Except for the express written representations and warranties made by Parent and Merger Sub in this Article V and in any instrument or other document delivered pursuant to this Agreement, (a) none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, Liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, (b) each of

Parent and Merger Sub expressly disclaims any other representations or warranties and (c) the Company acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than, in each case, the express written representations and warranties expressly set forth in this Article V and in any instrument or other document delivered pursuant to this Agreement, and the Company waives any claims or causes of action relating thereto; provided, however, that notwithstanding the foregoing provisions of this Section 5.10, nothing in this Section 5.10 shall limit the Company’s remedies with respect to claims of fraud or intentional or willful misrepresentation of material facts that constitute fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by Parent and Merger Sub in this Article V and in any instrument or other document delivered pursuant to this Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY

6.1 Conduct of Business of the Company. Except (a) as described in Section 6.1 of the Company Disclosure Letter, (b) as required by applicable Law, (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by this Agreement, during the period from and after the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, (x) the Company shall use commercially reasonable efforts to, and cause each of its Subsidiaries to, conduct its and its Subsidiaries’ business in all material respects according to its ordinary and usual course of business consistent with past practice, and the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) preserve intact its and its Subsidiaries’ business organizations, (2) maintain in effect all of its and its Subsidiaries’ material Permits, (3) keep available the services of current “executive officers” (as defined under Rule 3b-7 of the Exchange Act), (4) preserve its and its Subsidiaries’ present relationships and goodwill with material customers, members, suppliers, distributors, sales brokers, licensors, licensees and all other Persons having significant business relationships with the Company or any of its Subsidiaries and (5) preserve its and its Subsidiaries’ present relationships and goodwill with Governmental Authorities with jurisdiction over its and its Subsidiaries’ operations; and (y) without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to:

(i) adopt any amendments to the Organizational Documents of the Company or any of its Subsidiaries;

(ii) issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Company Securities or Subsidiary Securities, other than Company Shares issuable upon exercise or settlement of Company Equity Awards outstanding on the date hereof and in accordance with their respective terms as in effect on the date hereof;

(iii) acquire or redeem, directly or indirectly, or amend any Company Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options outstanding on the date hereof in order to pay the exercise price of such Company Options, (B) the withholding of Company Shares to satisfy Tax obligations with respect to the exercise or settlement of Company Equity Awards or (C) the acquisition by the Company of Company Equity Awards outstanding on the date hereof in connection with the forfeiture of such awards;

(iv) split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests (other than (A) quarterly cash dividends by the Company as set forth in Section 6.1(iv) of the Company Disclosure Letter, or (B) dividends paid to the Company or one of its Wholly Owned Subsidiaries by a Wholly Owned Subsidiary of the Company with regard to its capital stock or other equity interests);

(v) acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, properties (including Real Property, other than by or through a NV JV Entity) or assets from any other Person with a fair market value or purchase price in excess of $1,000,000 in any individual transaction or $2,000,000 in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to have a Company Impairment Effect, other than acquisitions of inventory or other goods in the ordinary course of business or pursuant to the terms of any Material Contract existing as of the date hereof and listed on Section 6.1(v) of the Company Disclosure Letter;

(vi) transfer, sell, convey, lease, sublease, license, pledge, mortgage, assign, divest, grant any option in, cancel or otherwise abandon or dispose of, or incur, permit or suffer to exist the creation of any Liens (other than Permitted Liens) upon, any properties (including any Real Property, other than by or through a NV JV Entity) or assets (tangible or intangible, but other than Intellectual Property Rights which are addressed in Section 6.1(xiii)), product lines or businesses of the Company or any of its Subsidiaries), or capital stock or other equity interests of any of its Subsidiaries, except in connection with (A) sales of Company inventory in the ordinary course of business, (B) sales of obsolete assets in the ordinary course of business, (C) sales, leases, or other dispositions of assets with a fair market value not in excess of $1,000,000 in any individual transaction or $2,000,000 in the aggregate in the ordinary course of business and (D) transactions pursuant to Material Contracts existing as of the date hereof and listed on Section 6.1(vi) of the Company Disclosure Letter;

(vii) create, incur, assume guarantee or otherwise become liable or responsible for (or agree or consent to create, incur, assume, guarantee or otherwise become liable or responsible for) any indebtedness for borrowed money (A) outside the ordinary course of business or (B) in excess of $2,000,000 in the aggregate;

(viii) make any loans, advances (other than for ordinary course business expenses or pursuant to the Company’s certificate of incorporation) or capital contributions to, or investments in, any other Person (other than (A) to or among Wholly Owned Subsidiaries of the Company or (B) the NV JV Entities) in excess of $2,000,000 in the aggregate;

(ix) change any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Law;

(x) except as required by applicable Law, (A) change any annual Tax accounting period or method, (B) make, change or revoke any Tax election, (C) settle or compromise any claim, assessment, audit or proceeding in respect of any Tax Liabilities, except any ordinary-course extension or waiver of an applicable statute of limitations, (D) file any amended Tax Return, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non -U.S. Law) with respect to any Tax, (F) surrender any right to claim a Tax refund or (G) enter into any Tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding (other than any provisions of ordinary course commercial, employment, leasing or finance agreements or arrangements which agreements or arrangements are not primarily related to Taxes), or (H) withdraw any material Tax refund claim;

(xi) except as required pursuant to any Plan as in effect on the date hereof, (A) pay or make any new commitment to pay any bonus, cash incentive, profit-sharing or similar payment (including any benefit or amount not required under any Plan as in effect on the date hereof) to, or provide for an increase in the compensation or benefits provided to, any Company Service Provider except, in the event the Effective Time occurs on or following the date in 2025 on which the Company would otherwise implement increases in annual salary or wage rate in the ordinary course of business consistent with past practice, any such increases that do not exceed either 3% individually or 3% in the aggregate; (B) grant or pay (or otherwise increase) any change in control, retention, severance, termination, or similar pay to any Company Service Provider; (C) establish, adopt, enter into, amend or terminate any Plan; (D) take any action to accelerate the vesting, lapsing of restrictions, payment, or funding of, or in any other way secure the payment of, compensation or benefits under any Plan, including any Company Equity Award; (E) hire, promote or terminate the employment of any employee at (or who would be at) the level of Vice President or above, other than for cause; (F) engage or terminate the services of any consultant who is a natural person who receives or who would receive (i) an hourly fee equal to or greater than $250 and (ii) greater than $100,000 in the aggregate; (G) enter into, amend or terminate any Collective Bargaining Agreement or otherwise recognize or certify a Union as the bargaining representative for any employees of the Company or any of its Subsidiaries, provided that the Company or its Subsidiaries may renegotiate any Collective Bargaining Agreement in effect on the date hereof that is scheduled to expire in accordance with its terms within the six-month period following the date of this Agreement in the ordinary course of business consistent with past practice on terms substantially comparable to such Collective Bargaining Agreement (provided that any increases in compensation and benefits for employees subject to such Collective Bargaining Agreement do not exceed 3% per annum); or (H) implement any “plant closing,” “mass layoff,” or similar action under the WARN Act;

(xii) make or authorize any capital expenditures, or incur any obligations, Liabilities in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Parent and (B) any unbudgeted capital expenditures, in an amount not to exceed $1,000,000 for any individual capital project or $2,000,000 in the aggregate;

(xiii) except in the ordinary course of business, sell, license (including the making available of any materials under an open source or similar license) or otherwise dispose of or allow to lapse or fail to prosecute any material Company Intellectual Property Rights, except for the expiration of any non-renewable statutory term of any Company Registered Intellectual Property;

(xiv) except as set forth in Section 6.1(xiv) of the Company Disclosure Letter (A) commence any material Legal Proceeding or (B) settle any Legal Proceeding other than a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $1,000,000 in any individual Legal Proceeding or $2,000,000 in the aggregate;

(xv) except in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1(y), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract or a Real Property Lease, (B) materially modify, materially amend or terminate (other than expirations in accordance with its terms) any Material Contract or Real Property Lease or waive, release or assign any material rights or claims thereunder or (C) lease, sublease or license any portion of Real Property;

(xvi) acquire any ownership interest in any real property or enter into any agreement to sell or dispose of any Owned Real Property (including any option);

(xvii) adopt or implement any stockholder rights plan or similar arrangement;

(xviii) enter into any Contract that by its terms would purport to bind Parent or its Affiliates (other than, following the Effective Time, the Company); or

(xix) authorize, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

6.2 No Solicitation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article X, except as expressly permitted by this Section 6.2, the Company (x) shall, and shall cause its Subsidiaries and its and their respective directors, employees (including any officers), and shall instruct its and its Subsidiaries’ other respective Representatives, to cease all existing discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, and (y) shall not, and shall cause its Subsidiaries and its and their respective directors and employees (including any officers) not to, and shall instruct its and its Subsidiaries’ other Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or purposefully encourage or knowingly facilitate any Acquisition Proposal or any inquiry, proposal, offer or action that constitutes or could be expected to lead to any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions (in each case, other than to the extent necessary to clarify and understand the terms and conditions of an Acquisition Proposal that has already been made solely for the purpose of assessing whether such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal or to notify the applicable Person or Group of the existence of the provisions of this Section 6.2) or negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or action that constitutes or could reasonably be expected to lead to any Acquisition Proposal;

(iii) provide any information or data concerning the Company or any of its Subsidiaries, or afford access to the properties, books and records or personnel of the Company or any of its Subsidiaries, to any Person or Group in connection with any Acquisition Proposal or any inquiry, proposal, offer or action that constitutes or could reasonably be expected to lead to any Acquisition Proposal;

(iv) enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to any Acquisition Transaction (other than an Acceptable Confidentiality Agreement being entered into pursuant to Section 6.2(c)(i));

(v) approve any transaction under, or allow any third party to become an “interested stockholder” under, Section 203 of the DGCL or any other state anti-takeover or other similar Law; or

(vi) approve, authorize, agree or publicly announce any intention to do any of the foregoing.

In addition, promptly (and in any event within forty-eight (48) hours) after the date of this Agreement, the Company shall terminate access by any Person (other than Parent, Merger Sub, their Affiliates and their Representatives) to any physical or electronic dataroom relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and deliver a written notice to each Person (other than Parent, Merger Sub and their Representatives) that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a potential Acquisition Proposal, notifying such Person that the Company is ending all discussions and negotiations with such Person and requesting such Person promptly return to the Company or destroy all information or data containing non-public information concerning the Company or any of its Subsidiaries previously provided to such Person.

(b) From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article X and the Acceptance Time, as promptly as practicable, and in any event within thirty-six (36) hours following receipt of an inquiry, proposal or offer that constitutes or could reasonably be expected to lead to Acquisition Proposal, the Company shall (i) provide Parent with written notice thereof, (ii) communicate to Parent the material terms and conditions thereof, and the identity of such Person or Persons making such Acquisition Proposal, and (iii) provide Parent with copies of any material documents evidencing, or delivered in connection with, such Acquisition Proposal (and shall summarize any material oral communications delivered in connection with such Acquisition Proposal). Thereafter, the Company shall keep Parent reasonably informed on a prompt and timely basis with respect to, and in any event within thirty-six (36) hours following, any material development, discussions or negotiations with respect to any such Acquisition Proposal (including material changes to the status of terms and conditions of any such Acquisition Proposal), and shall provide Parent with copies of any revised or new material documents evidencing, or delivered in connection with, any amendments or proposed amendments to such material terms.

(c) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to the Acceptance Time, the Company has received a written, bona fide Acquisition Proposal from any Person after the date of this Agreement that did not result from a material breach of this Section 6.2 or Section 6.3, then the Company may:

(i) provide non-public and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records or personnel in response to a request by the Person or Group who made such an Acquisition Proposal; provided that the Company shall (A) substantially concurrently, make available to Parent, to the extent applicable, true, correct and complete copies of any information or data concerning the Company or its Subsidiaries, or access to the Company and its Subsidiaries’ properties, books and records or personnel, that was not previously made available to Parent and (B) have previously entered into an Acceptable Confidentiality Agreement with such Person; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal,

provided, that prior to taking any action described in clauses (i) or (ii) of this Section 6.2(c), the Company Board shall have determined in good faith, after consultation with outside legal counsel, that based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, and after consultation with its financial advisor(s), that such Acquisition Proposal (x) either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (y) the failure to take any such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 6.2 or in Section 6.3 by any Subsidiary of the Company or any of its or their Representatives shall constitute a breach by the Company of this Section 6.2 or Section 6.3, as applicable.

6.3 Company Board Recommendation.

(a) Subject to Section 6.3(b), neither the Company Board nor any committee thereof shall (i) withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, (ii) approve, adopt, endorse or recommend or declare advisable an Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Schedule 14D-9, (iv) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Company Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail, within ten Business Days after such commencement, to recommend against acceptance by the Company Stockholders of such tender offer or exchange offer, or (v) publicly propose to do any of the foregoing (each of clauses (i), (ii), (iii), (iv) and (v), a “Company Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Board Recommendation Change; provided, further, that any such “stop, look and listen” communication by the Company Board shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such communication, a Company Board Recommendation Change has been made in compliance with this Section 6.3.

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, (i) the Company Board may, in response to the receipt of a written, bona fide Acquisition Proposal received after the date hereof that did not result from a material breach of Section 6.2 or this Section 6.3, or the occurrence of an Intervening Event, effect a Company Board Recommendation Change and (ii) the Company Board may, in response to the receipt of a written, bona fide Acquisition Proposal received after the date hereof that did not result from a material breach of Section 6.2, cause or permit the Company or any of the Company’s Subsidiaries to terminate this Agreement pursuant to Section 10.1(c)(ii), solely if the Company shall have complied in all material respects with the provisions of Section 6.2 and this Section 6.3 with respect to such Acquisition Proposal; provided that the Company and Company Board may only take an action described in clauses (i) or (ii) of this Section 6.3(b) if, and only if: (A) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) in the case of receipt of an Acquisition Proposal, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal or, in the case of an Intervening Event, that an Intervening Event has occurred, (C) the Company provides written notice to Parent at least four (4) Business Days prior to effecting a Company Board Recommendation Change or terminating this Agreement pursuant to Section 10.1(c)(ii) of its intent to take such action, specifying the reasons therefor, including, in the case of receipt of an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal (including a copy of all definitive agreements in respect thereof and any other relevant proposed transaction documentation (including any schedules, appendices, exhibits and other amendments and related financing commitments)) (a “Change of Recommendation/Termination Notice”) (which Change of Recommendation/Termination Notice shall not constitute a Company Board Recommendation Change or a termination of this Agreement), (D) prior to effecting such Company Board Recommendation Change or terminating this Agreement pursuant to Section 10.1(c)(ii), the Company negotiates, and causes its Representatives to negotiate, with Parent in good faith (to the extent Parent seeks to negotiate) during such four (4)-Business-Day period to enable Parent to propose in writing a binding offer to amend the terms and conditions of this Agreement as to obviate the basis for a Company Board Recommendation Change or the termination of this Agreement pursuant to Section 10.1(c)(ii) and (E) no earlier than the end of such four (4)-Business-Day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any proposed amendments to the terms and conditions of this Agreement proposed in writing in a binding offer by Parent during such four (4)-Business-Day period, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law (and, in the case of receipt of an Acquisition Proposal, that such Acquisition Proposal constitutes a Superior Proposal). Following delivery of a Change of Recommendation/Termination Notice in the case of a Superior Proposal, in the event of any change to the financial terms or other material revision (including any change to the amount or form of consideration payable, the financial terms, or material terms relating to conditionality, termination and termination fees, regulatory efforts or financing) to the terms or conditions of such Acquisition Proposal, the Company shall provide a new Change of Recommendation/Termination Notice to Parent, and any Company Board Recommendation Change or termination of this Agreement pursuant to Section 10.1(c)(ii) following delivery of such new Change of Recommendation/Termination Notice shall again be subject to clauses (C) through (E) of the immediately preceding sentence, except that references to four (4) Business Days shall be deemed to be two (2) Business Days.

(c) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure to the Company Stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided, that any such “stop, look and listen” communication by the Company Board shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such communication, a Company Board Recommendation Change has been made in compliance with this Section 6.3.

6.4 Financing Cooperation.

(a) From the date hereof until the Effective Time (or the earlier termination of this Agreement pursuant to Article X), the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and their respective Representatives to, in each case, use commercially reasonable efforts to provide to Parent such customary cooperation in connection with the arrangement of any Financing as may be reasonably requested by Parent or any of its Subsidiaries or controlled Affiliates, with any reasonable costs and expenses of such cooperation to be borne by Parent provided, however, that nothing in this clause (a) shall require such cooperation to the extent it would (i) interfere unreasonably with the business or operations of the Company or its Subsidiaries, (ii) require the Company to take any action that will conflict with or violate its Organizational Documents or any Laws, (iii) require the Company or its Subsidiaries to enter into, approve or perform any agreement, document or instrument for any such Financing that is effective prior to the Effective Time or involve any binding commitment or agreement by the Company, any of its Subsidiaries, or any of its or their respective Representatives which commitment or agreement is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) cause or would reasonably be expected to cause any covenant, representation or warranty herein to be breached or require any amendment or other modification of this Agreement, (v) cause or would reasonably be expected to cause any closing condition to fail to be satisfied or would reasonably be expected to result in a material breach or default (with or without notice, lapse of time, or both) under any Contract to which the Company or any of its Subsidiaries is a party (to the extent not entered into in contemplation of the cooperation obligation set forth in this clause (a)), (vi) require the Company or its Subsidiaries to incur any Liability or pay any commitment fee or other fee in connection with the Financing prior to the Closing that would not be substantially concurrently or promptly reimbursed by Parent or any of its Subsidiaries or controlled Affiliates, (vii) require the Company or its Subsidiaries to provide any legal opinion or any information that would result in a violation of applicable Law or loss of attorney-client privilege; provided that the Company or its Subsidiaries shall notify Parent that such information is being withheld on such ground, (viii) require the Company or its Subsidiaries to encumber any of the assets of the Company or its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to the Financing, in each case of this clause (a), prior to the Effective Time or (ix) require the Company or its Subsidiaries to take any action that would cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability in their capacity as such.

(b) Parent shall (i) promptly upon written request by the Company, reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with the cooperation contemplated by Section 6.4(a), and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their respective Affiliates and Representatives from and against any and all Liabilities, losses, damages, claims, fines, penalties, costs and expenses (including reasonable attorneys’ fees) suffered or incurred by them in connection with the arrangement and consummation of any Financing, the provision of information utilized in connection therewith (other than written information provided by or on behalf of the Company) and the cooperation contemplated by Section 6.4(a), in each case, other than to the extent any such costs, expenses, Liabilities, losses, damages, claims, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, as determined by a court of competent jurisdiction by final and non-appealable judgment.

(c) The Company hereby consents to the reasonable use of its logos in connection with any Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or its reputation or goodwill or would not reasonably be expected to cause any Person to believe that the Company is an obligor, a guarantor or a provider of collateral, or that the Company will assume any liability in connection with any Financing.

(d) The Company shall be deemed to have complied with Section 6.4(a) through Section 6.4(c) for purposes of Article IX, Article X and Annex A. Parent and Merger Sub acknowledge and agree that obtaining any Financing with the cooperation of the Company as provided by this Section 6.4 is not a condition to the Closing and reaffirms their respective obligations to consummate the Transactions irrespective and independently of such cooperation or the availability of any Financing.

ARTICLE VII

ADDITIONAL COVENANTS

7.1 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and in all cases subject to Section 7.2(b), each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Offer, the Merger and the other Transactions, including using commercially reasonable efforts to (a) cause (i) each of the conditions to the Offer set forth in Section 2.1(a) and Annex A to be satisfied and (ii) each of the conditions to the Merger set forth in Article IX to be satisfied, in each case as promptly as practicable after the date of this Agreement, (b) obtain, as promptly as practicable after the date of this Agreement, and maintain all necessary actions or non-actions and Consents from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Offer, the Merger and the other Transactions, (c) obtain all necessary Consents under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement, and the consummation of the Offer, the Merger and the other Transactions that are requested by Parent in writing and (d) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary herein, neither party, prior to the Effective Time, shall be required to, and the Company shall not without the consent of Parent, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments) or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract, or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any Liability, to obtain any Consent of any Person (including any Governmental Authority) under any Contract; provided that, if so requested by Parent, the Company shall agree to any such payment, consideration, security or Liability that is conditioned upon the consummation of the Offer or the Merger.

7.2 Antitrust Filings.

(a) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall file (i) with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act as soon as practicable after the date of this Agreement and in no event later than ten (10) Business Days following the date of this Agreement (unless a later date is mutually agreed upon between the parties); provided, if there are any changes in the applicable regulations under the HSR Act between the date hereof and the last date the notification and report forms under the HSR Act are required to be submitted pursuant to this Agreement, then the Company, Parent and Merger Sub shall use commercially reasonable efforts to file or cause to be filed any and all required notification and report forms under the HSR Act as promptly as commercially practicable thereafter, and (ii) any other submission required pursuant to any Foreign Antitrust Laws as soon as reasonably practicable after the date of this Agreement and in any event by no later than ten (10) Business Day after the date hereof (collectively, the “Company Approvals”). Each of Parent and the Company shall (A) cooperate and coordinate with the other in the making of such filings, (B) supply the other with any information and documentary material that may be required in order to make such filings, (C) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign Governmental Authority responsible for the enforcement of any Foreign Antitrust Laws and (D) cooperate with each other and use commercially reasonable efforts to contest and resist any Legal Proceeding and to have vacated, lifted, reversed or overturned any Order that may result from such Legal Proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions through the Termination Date.

(b) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, subject to the proviso in this sentence, take all lawful actions to obtain as promptly as reasonably practicable all Company Approvals, promptly undertake any and all actions necessary or advisable to avoid or prevent the prohibition of, or commencement of any action challenging, the Transactions by or on behalf of any Governmental Authority with respect to the Company Approvals and proffer to any Governmental Authority to take such actions as may be necessary or appropriate in order to obtain all Company Approvals as soon as reasonably practicable, including (i) proffering and consenting and/or agreeing to the sale, divestiture, licensing or other disposition, or the holding separate, of particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective Subsidiaries, including terminating existing relationships, contractual rights or obligations of the Company, Parent or their respective Subsidiaries, creating any relationship, contractual right or obligation of the Company, Parent or their respective Subsidiaries, (ii) promptly effecting the disposition, licensing or holding separate of particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective Subsidiaries and (iii) agreeing to such limitations on the conduct or actions of Parent and/or its Affiliates (including the Surviving Corporation and its Subsidiaries) with respect to any particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective Subsidiaries, in each case, as may be required in order to enable the consummation of the Offer and the Merger, to occur as soon as reasonably practicable (and in any event no later than the Termination Date (as it may be extended)) including entering into agreements or stipulating to the entry of any Order by, or filing any applications with, any Governmental Authority in connection with any of the foregoing (the actions referred to in clauses (i), (ii) and (iii), “Remedy Actions”); provided, however, that notwithstanding anything in this Agreement to the contrary (A) Parent and its Affiliates shall not be obligated to take, and without the prior written consent of Parent, neither the Company nor its Subsidiaries shall take, any Remedy Action unless all such actions, taken together, would be immaterial to Parent or the Company and their respective Subsidiaries (taken as a whole), (B) Parent and its Affiliates shall not be obligated to take any Remedy Action with respect to Parent, its Affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, (C) neither Parent nor any of its Affiliates shall be required to commit to provide prior notice or seek prior approval from any Governmental Authority of any future transaction to the extent permitted under Section 7.2(d) and (D) Parent, the Company or their respective Affiliates shall not be required to (and the Company and its Subsidiaries shall not, without the prior written consent of Parent) proffer, consent to or agree to or effect any Remedy Action unless such Remedy Action is conditioned upon the consummation of the Merger. Further, neither party will extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the FTC, the Antitrust Division of the DOJ or any other Governmental Authority not to consummate the Transactions without the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, Parent shall be responsible for, and the Company shall reasonably cooperate with respect to, the planning, structuring (including tax structuring) and implementation of any actions referred to in this Section 7.2(b). No party’s obligations under this Section 7.2(b) or the performance hereof shall entitle such party to any adjustment or modification of the Offer Price or any other terms and conditions of this Agreement.

(c) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any substantive communication from any Governmental Authority regarding any of the Transactions in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any proceedings initiated by a private party. If any party hereto or an Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Law with respect to which any such filings have been made, then such party shall use commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all substantive meetings and conference calls with any Governmental Authority relating to the Offer or the Merger, (ii) give each other an opportunity to attend and participate in each of such meetings and conference calls, (iii) keep the other party reasonably apprised with respect to any substantive oral communications with any Governmental Authority regarding the Offer or the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other substantive written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Offer and the Merger (subject to withholding or redactions to address reasonable confidentiality concerns), (vi) provide each other (or counsel of each party, as appropriate) with copies of all substantive written communications to or from any Governmental Authority relating to the Offer or the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other regarding, all material deliberations with respect to all efforts to satisfy the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Law or Order under any Antitrust Law) and the No Antitrust Proceedings Condition and the conditions set forth in Section 9.2; provided, that Parent (and its Affiliates, if applicable) in consultation with Merger Sub, shall have the principal responsibility for devising and implementing the strategy to satisfy the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Law or Order under any Antitrust Law) and the No Antitrust Proceedings Condition and the conditions set forth in Section 9.2, and shall take the lead in all meetings and communications with, any Governmental Authority. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or to remove references concerning the valuation of the Company or confidential competitively sensitive business information of the Company or Parent or any of their Subsidiaries.

(d) None of Parent, Merger Sub nor any of their Affiliates shall after the date of this Agreement acquire or agree to acquire any rights, business, Person or division thereof (by way of license, merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise) or enter into or agree to enter into any joint venture, or other similar arrangement, in each case with respect to assets or businesses that are for the development or commercialization of combustible cigarettes or other tobacco products in the United States of America and that would reasonably be expected to prevent, materially delay or materially impair Parent’s ability to obtain the approval of any Governmental Authority under any Antitrust Laws or the expiration or termination of any applicable waiting period with respect to the Transactions.

7.3 Merger. Following the Acceptance Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality of the foregoing, none of Parent, Merger Sub or the Company shall, and shall not permit and shall cause their respective Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

7.4 Public Statements and Disclosure. The parties agree that each party shall issue an initial press release with respect to the Transactions in the form heretofore agreed to by the parties. Thereafter, neither the Company, on the one hand, nor Parent and Merger Sub, on the other hand, shall issue (and each of Parent and the Company will cause their respective Affiliates or Representatives to issue) any public release or make any public announcement concerning this Agreement or the Transactions without the prior written consent of the other party or parties (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (a) a party may issue such a release or announcement as is required by applicable Law or the rules or regulations of NYSE or Tokyo Stock Exchange, in which case the party required to make such a release or announcement shall use commercially reasonable efforts to allow the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); (b) the restrictions set forth in this Section 7.4 shall not apply to any release or announcement made or proposed to be made by any party with respect to the matters addressed in Section 6.2 or Section 6.3; (c) the parties shall not be required by this Section 7.4 to provide such opportunity to comment to the other party in the event of any ongoing, good faith and material dispute between the parties relating to this Agreement or the Transactions; (d) to the extent the content of any press release or other announcement has been approved and made in accordance with this Section 7.4, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement and (e) each party may, without complying with the foregoing obligations, make any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements previously approved by the parties, and otherwise in compliance with this Section 7.4, and provided that such public statements are made in the ordinary course of business and do not reveal material nonpublic information regarding this Agreement or the Transactions.

7.5 Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is, is deemed to be or becomes applicable to this Agreement or the Transactions, the Company and the Company Board shall grant such approval and take such action as necessary so that the Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and so that such Law shall be rendered inapplicable to this Agreement or the Transactions.

7.6 Access. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company shall (and shall cause its Subsidiaries to) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and its Subsidiaries and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, in each case solely for the purpose of the Transactions or for reasonable integration planning purposes; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that such access would, in the Company’s reasonable judgment, reasonably be expected to result in (a) a violation of applicable Law, (b) the disclosure of any material Proprietary Information in a manner that would result in any such Proprietary Information no longer being protected as such under applicable Law following such disclosure, (c) the breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 6.1, Section 6.2 and Section 6.3, (d) a waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Legal Proceedings, (e) the disclosure of any sensitive or Personal Data that would expose the Company or any of its Subsidiaries to the risk of liability, or (f) the disclosure of such documents or information relating to the evaluation or negotiation of this Agreement, the Transactions or, subject to Section 6.2 and Section 6.3, an Acquisition Proposal or Superior Proposal. In the event that the Company does not provide access or information in reliance on clauses (a) through (f) of the preceding sentence, it shall use commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law or waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 7.6 (i) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries and shall not involve any invasive environmental sampling or testing without the Company’s prior written consent and (ii) shall be subject to the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.6. Nothing in this Section 7.6 shall be construed to require the Company or any of its Subsidiaries or Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions that are not readily available.

7.7 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.8 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, and Parent shall (but only solely to the extent the Company was required or permitted to immediately prior to the Effective Time (including giving effect to any limitations under applicable Law)) indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, each current or former director and officer of the Company (determined as of the Effective Time), in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Plan, at the request or benefit of the Company (each, a “D&O Indemnified Party” and, collectively, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable and documented attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Legal Proceeding in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred prior to or at the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any D&O Indemnified Party, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, and Parent shall (but only solely to the extent the Company was required or permitted to immediately prior to the Effective Time (including giving effect to any limitations under applicable Law)) also advance expenses as incurred to the fullest extent permitted under applicable Law (upon receipt of appropriate undertakings in favor of Parent or the Surviving Corporation to repay such advanced expenses if it is ultimately determined in a final and non-appealable judgment by a court of competent jurisdiction that such D&O Indemnified Party was not entitled to be indemnified pursuant to this sentence). In the event of any such Legal Proceeding, the Surviving Corporation shall cooperate with the D&O Indemnified Party in the defense of any such Legal Proceeding. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses provisions equivalent to the provisions of the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties, except as required by applicable Law; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. The Surviving Corporation and its Subsidiaries as of the Effective Time shall (and Parent shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any indemnification Contracts between any executive, officer or director and the Company in effect prior to the date of this Agreement that are set forth in Section 7.8(a) of the Company Disclosure Letter (and made available to Parent), and shall not amend, repeal or otherwise modify any such Contracts in any manner that would adversely affect in any respect the rights thereunder of any D&O Indemnified Parties. Subject to Section 7.8(d), nothing in this Section 7.8(a) shall prohibit Parent or any of its Subsidiaries from consolidating or merging the Surviving Corporation or any Subsidiary of Parent with any other Person or discontinuing or winding up the Surviving Corporation or any of its Subsidiaries; provided that in any such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.8.

(b) Prior to the Effective Time, the Company shall purchase from the Company’s directors’ and officers’ liability insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier, a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the Transactions), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that the Company shall not pay in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy (the “Maximum Tail Cost”). If the Company for any reason fails to obtain such “tail” insurance policies prior to or as of the Effective Time, Parent shall cause the Surviving Corporation obtain such a “tail” policy; provided, that the Surviving Corporation shall not be required to pay in excess of the Maximum Tail Cost in respect of such “tail” policy; provided, further, that if such “tail” policy cannot be obtained or can be obtained only by paying an amount in excess of the Maximum Tail Cost, Parent and the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an amount equal to the Maximum Tail Cost. Parent shall cause the Surviving Corporation to maintain such policy (whether obtained by Parent, the Company or the Surviving Corporation) in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(c) Notwithstanding anything herein to the contrary, if any D&O Indemnified Party notifies the Surviving Corporation on or prior to the sixth (6th) anniversary of the Effective Time that a claim, action, suit, proceeding or investigation related to matters existing or occurring or alleged to have occurred prior to or at the Effective Time (whether arising before, at or after the Effective Time) has been made against such D&O Indemnified Party, the provisions of this Section 7.8 shall continue in effect with respect to such claim, action, suit, proceeding or investigation until the final disposition thereof.

(d) In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 7.8.

(e) This Section 7.8 shall survive the consummation of the Merger and is intended to benefit, and from and after the Effective Time shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives, and shall not be terminated or modified in such a manner as to adversely affect in any material respect any D&O Indemnified Party without the written consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Party to whom this Section 7.8 applies shall be third party beneficiaries of this Section 7.8, each of whom may enforce the provisions of this Section 7.8). The rights provided under this Section 7.8 shall not be deemed to be exclusive of any other rights to which any D&O Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees.

7.9 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide to each Continuing Employee whose terms and conditions of employment are not subject to a Collective Bargaining Agreement for so long as such Continuing Employee remains in the employment of the Surviving Corporation and its Subsidiaries: (i) an annual base salary or wage rate (as applicable) and annual target cash incentive opportunity that, taken as a whole, are no less favorable in the aggregate than the annual base salary or wage rate (as applicable) and annual target cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; provided, that the annual base salary or wage rate (as applicable) may not be decreased, (ii) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time under the applicable Plan set forth on Section 4.11(a) or Section 6.1(ix) of the Company Disclosure Letter (to the extent such Continuing Employee’s termination of employment constitutes a severance-eligible event for purposes of such Plan), and (iii) other compensation and employee benefits that, taken as a whole, are no less favorable in the aggregate to either (A) the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Effective Time or, at Parent’s election, (B) the other compensation and employee benefits provided to similarly situated employees of Parent and its Affiliates (but subject to Section 7.9(b)) (excluding for all purposes of this Section 7.9(a), defined benefit pension, post-retirement medical, nonqualified deferred, equity or equity-based, long-term incentive, retention, change-in-control and other special or non-recurring compensation or benefits). With respect to Continuing Employees whose terms and conditions of employment are subject to a Collective Bargaining Agreement, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) comply with the terms and conditions of such applicable Collective Bargaining Agreement, in a manner consistent with applicable Law.

(b) Parent shall (i) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to each Continuing Employee and his or her eligible dependents to the same extent satisfied or waived under a comparable Plan, (ii) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) To the extent that any employee notification or consultation requirements are imposed by applicable Law or under any Collective Bargaining Agreement with respect to the Transactions, the Company shall consult with Parent and shall use commercially reasonable efforts to ensure that any such pre-Closing notification or consultation requirements are complied with in all material respects prior to the Effective Time.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Company, the Surviving Corporation or their respective Subsidiaries to terminate, any Continuing Employee for any reason, (ii) constitute an amendment to any Plan or any other compensation or benefit plan, program, policy, agreement or arrangement, (iii) require Parent, the Company, the Surviving Corporation or their respective Subsidiaries to continue any Plan or prevent the amendment, modification or termination thereof after the Effective Time or (iv) create any obligation of the parties to this Agreement to any Person (other than the other parties hereto) with respect to any employee compensation or benefit plan, program, policy, agreement or arrangement. The provisions of this Section 7.9 are solely for the benefit of the parties to this Agreement. No Company Service Provider (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Section 7.9, and no provision of this Section 7.9 shall create such rights in any such Persons.

7.10 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement).

7.11 Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of NYSE to cause the delisting of the Company and of the Company Shares from NYSE as promptly as practicable after the Effective Time and deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Shares to be delisted from NYSE prior to the Effective Time, other than with respect to customary trading halts in connection with the anticipated Closing.

7.12 14d-10 Matters. Prior to the Acceptance Time, the Company Compensation Committee shall (a) approve as an Employment Compensation Arrangement each plan, program, agreement, understanding or arrangement between Parent, the Company or their respective Affiliates and any of the current or former officers, directors or employees of the Company that are effective as of the date of this Agreement or entered into after the date of this Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and (b) take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each such plan, program, agreement, understanding or arrangement.

7.13 Notice of Certain Events.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, if the subject matter of such communication or the failure of such party to obtain such Consent could be material to the Company, the Surviving Corporation or Parent, and (ii) if it obtains knowledge of any breach by such party of its representations, warranties and covenants hereunder.

(b) The Company shall give prompt (and in any event within three (3) Business Days) notice to Parent of any Legal Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any of its Affiliates or any of its or their directors or officers (in their capacity as such) or otherwise relating to the Company or any of its Affiliates or its or their directors or officers, in each case relating to any of the Transactions, and shall keep Parent reasonably informed regarding any such Legal Proceeding. With respect to any Legal Proceeding brought by Company Stockholders against the Company or its directors or officers relating to the Transactions, the Company shall (i) give Parent a reasonable opportunity to participate in the defense or settlement of such Legal Proceeding (at Parent’s sole expense and subject to a customary joint defense agreement), (ii) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation, and consult on the settlement with respect to such Legal Proceeding and (iii) not agree to any settlement in respect of such Legal Proceeding without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that the Company shall in any event control such defense or settlement and the disclosure of legally privileged information to Parent in connection therewith shall be subject to the provisions of Section 7.6.

7.14 Treatment of Certain Existing Indebtedness.

(a) Parent shall, at or prior to the Effective Time, irrevocably (i) pay off or cause to be paid off all indebtedness and other amounts due and payable under the Credit Agreement (such indebtedness and other amounts, the “Credit Agreement Payoff Amount”), (ii) deposit or cause to be deposited with the trustees under the Indentures amounts sufficient to redeem, satisfy, discharge and/or defease the Indentures in full (such amounts, the “Indenture Redemption Amount”), and (iii) provide all customary cooperation as may be reasonably requested by the Company to assist the Company in facilitating such pay off pursuant to Section 7.14(b).

(b) So long as the same shall be conditioned upon the Closing, on or prior to the Closing Date, the Company shall, to the extent requested by Parent, (i) prepare, execute and deliver (or cause to be delivered) (A) notices of prepayment and termination under the Credit Agreement in respect of the Credit Agreement Payoff Amount, (B) all officer’s certificates, opinions of counsel, notices/requests to the trustees under the Indentures, notices of redemption and/or satisfaction and discharge and any other documentation required under the Indentures in respect of the Indenture Redemption Amount and (C) all documentation requested by the trustees under the Indentures or the agents under the Credit Agreement in order to effect the redemption, repayment, repurchase and/or satisfaction and discharge of the Indentures and the Credit Agreement, (and, in respect of (A), (B) or (C), shall provide to Parent for Parent’s review drafts of such notices and other documents no later than ten (10) Business Days prior to the Closing Date and use commercially reasonable efforts to incorporate any reasonable comments made to such draft notices by Parent), (ii) take all other actions (other than payment or deposit of funds) and prepare, execute and deliver all other documentation required or reasonably advisable to facilitate the repayment of the Credit Agreement Payoff Amount and termination of the Credit Agreement, the deposit of the Indenture Redemption Amount, satisfaction and discharge of the Indentures and redemption of the notes issued thereunder, and, in each case, the release of any Liens and termination of all guarantees granted in connection therewith, (iii) use commercially reasonable efforts to cause to be delivered customary payoff letters, termination notices and Lien and guaranty releases or other similar evidence at the time of the pay off and deposit by Parent contemplated above (and to cause drafts of each of the foregoing to be provided to Parent for Parent’s review no later than ten (10) Business Days prior to the Closing Date and use commercially reasonable efforts to incorporate any comments made to such drafts by Parent) and (iv) facilitate direct contact between Parent and the trustees under the Indentures or the agents under the Credit Agreement regarding the redemption, repayment, repurchase and/or satisfaction and discharge of the Indentures and the Credit Agreement, as may be reasonably requested by the Parent. The Company shall provide to Parent an estimated amount (with calculations) necessary to redeem, repay, repurchase, retire and/or satisfy and discharge the Indentures and the credit facilities established under and pursuant to the Credit Agreement no later than fifteen (15) Business Days prior to the Closing Date and shall provide to Parent the exact amount (with calculations) necessary to redeem, repay, repurchase, retire and/or satisfy and discharge the Indentures and the credit facilities established under and pursuant to the Credit Agreement no later than three (3) Business Days prior to the Closing Date; provided that with respect to any amounts attributable to “breakage and costs,” the Company shall provide to Parent the formula used to determine such breakage and costs rather than an estimated amount. The provisions of Sections 6.4(a) and (b) shall apply to this Section 7.14 mutatis mutandis.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company shall be deemed to have complied with Section 7.14(b) for all purposes of this Agreement (including Article IX) unless the outstanding indebtedness and other obligations of the Company under the Credit Agreement and the Indentures are not paid off, discharged or terminated primarily and directly as a result of the Company’s willful and material breach of its obligations under Section 7.14(b).

7.15 Owned Real Property Matters. The Company shall, and shall cause its applicable Subsidiaries to, reasonably cooperate with Parent (at the reasonable request and sole expense of Parent) in obtaining, in the event Parent elects to obtain (a) new owner’s title insurance policies (or bringdowns of or endorsements to any of the existing title insurance policies, if available) from a nationally recognized title company selected by Parent, dated as of a date reasonably proximate to the Closing Date, in amounts and with such endorsements determined by Parent, insuring the Company or its Subsidiaries fee simple title interest to each of the Owned Real Properties, as applicable, free and clear of any Liens, other than Permitted Liens, and providing so-called extended coverage (the “Title Insurance Policy”) and (b) NSPS/ALTA surveys of the Owned Real Properties (or updates to existing NSPS/ALTA surveys, if available) from one or more licensed surveyors selected by Parent, sufficient to allow the title company to remove the “survey exception” from each of the title policies referenced in clause (a) above, dated as of a date reasonably proximate to the Closing Date and certified to Parent, the Company or applicable Subsidiary and the title company. The Company agrees that any such cooperation shall include (to the extent practicable and reasonably requested by, and at the sole expense of, Parent) using commercially reasonable efforts to cause the removal or discharge of, or, to the extent consistent with prudent title insurance practice, to cause the title company to omit as exceptions or affirmatively insure over in the applicable title insurance policies, any Lien that is not a Permitted Lien, delivery by the Company or applicable Subsidiary of any customary and reasonable affidavits required by the title company to issues its policies (including non-imputation and owner’s affidavits) in form and substance reasonably satisfactory to the Company and the title company, and the granting of access to the applicable Owned Real Properties to the above-referenced surveyor(s) at reasonable times, upon reasonable notice and subject to reasonable limitations. Parent shall be responsible for the cost and expense of the title policies, the surveys and any related service (other than the removal or discharge of any Lien that is not a Permitted Lien) under this Section 7.15. Nothing in this Section 7.15 shall be deemed to require any cooperation which would (i) require the entry by the Company or any of its Subsidiaries into any agreement or commitment that would be effective prior to the Effective Time and that is not contingent on the occurrence of the Effective Time, (ii) unduly cause material interference with the normal operations of the Company and its Subsidiaries, (iii) require the giving of representations or warranties to any third parties, or require the indemnification of any third parties, in each case by the Company or any of its Subsidiaries, (iv) subject any trustee, director, manager, officer or employee of the Company or any of its Subsidiaries to any actual or potential personal liability (other than, in the case of both clauses (iii) and (iv), a customary affidavit and indemnity in connection with the issuance of the Title Insurance Policy) or (v) require the Company or Subsidiaries to make any payment or clear any Liens prior to Closing other than as necessary to issue the above mentioned policy of title insurance (provided that Parent will reimburse the Company for any payments made or costs incurred in connection therewith).

ARTICLE VIII

REAL ESTATE INVESTMENTS

8.1 Real Estate Investment Representations and Warranties. Subject to the Disclosure Carve-Outs, the Company hereby represents and warrants to Parent and Merger Sub as follows with respect to the NV JV Entities and NV JV Projects:

(a) Organization; Capital Accounts; Financial Statements. Section 8.1(a) of the Company Disclosure Letter sets forth (i) the identity of each NV JV Entity, (ii) the NV JV Project in which each such entity has invested, (iii) the equity or other ownership interest of the Company (or its applicable Subsidiary) in such NV Project, (iv) the net cash invested by the Company (or its Subsidiary) with respect to such NV Project and (v) the date and title of the most recent annual financial statements (or equivalent financial report) made available to the Company (or its applicable Subsidiary) with respect to each NV JV Project (such annual financial statements, the “NV JV Financial Statements”). The Company has provided true, correct and complete copies of all Organizational Documents of each NV JV Entity in which the Company or its Subsidiaries have invested and organization structure charts in respect of each NV JV Project in which the Company is invested, in each case, which are in the possession of the Company as of the date hereof. The Company has made available to Parent all NV JV Financial Statements which are in the possession of the Company as of the date hereof. Neither the Company nor any Subsidiary has made, any net investments in any NV JV Entity or NV JV Project other than the net investments reflected in Section 8.1(a) of the Company Disclosure Letter.

(b) Consents and Approvals; No Violation. To the Knowledge of the Company, neither the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder nor the consummation of the Transactions will (i) violate or conflict with or result in any breach of any provision of the respective Organizational Documents of any of the NV JV Entities; (ii) violate, conflict with, or result in a breach of any provisions of, or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which any of the NV JV Entities is a party or by which any of their respective properties or assets are bound or subject to, or result in the loss of a material benefit or rights under any such Contract; (iii) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of any of the NV JV Entities (other than Permitted Liens or a Lien created by Parent or Merger Sub); or (iv) violate any Law or Order applicable to any of the NV JV Entities, or by which any of their respective properties or assets are bound, except, in the case of each of clauses (ii) through (iv), inclusive, as has not had and would not, individually or in the aggregate, reasonably be expected to have a (A) Company Material Adverse Effect or (B) Company Impairment Effect.

(c) Absence of Changes. Since the Balance Sheet Date and until the date of this Agreement, to the Knowledge of the Company, the NV JV Entities and the applicable NV JV Project:

(i) have not suffered, and there is no ongoing Event that constitutes, a Company Material Adverse Effect;

(ii) have conducted their respective businesses in the ordinary course of business in all material respects and in a manner consistent with past practice in all material respects; and

(iii) have not taken any actions that would otherwise be a so-called “reserved matter” under any Organizational Documents of the NV JV Entity in which the Company or its Subsidiary is invested.

(d) Litigation. To the Knowledge of the Company, except as has not had and would not, individually or in the aggregate, reasonably be expected to (x) be material to the NV Business, taken as a whole, or (y) have a Company Impairment Effect, there is no Legal Proceeding or governmental, regulatory or administrative investigation, audit, inquiry or action pending, threatened against or relating to any of the NV JV Entities or the NV JV Projects and none of the NV JV Entities or NV JV Projects is subject to any outstanding Order.

(e) Compliance with Law; Permits.

(i) To the Knowledge of the Company, except as has not had and would not, individually or in the aggregate, reasonably be expected to (x) be material to the NV Business, taken as a whole, or (y) have a Company Impairment Effect, (A) none of the NV JV Entities is, or has been since January 1, 2021, in conflict with, in default with respect to or in violation of any Laws applicable to the NV JV Entities or by which any property or asset of the NV JV Entities is bound or affected, (B) each of the NV JV Entities have all Permits required to conduct their businesses as currently conducted and such Permits are valid and in full force and effect, (C) no NV JV Entities have received any written notice from any Governmental Authority threatening to revoke, restrict or suspend any such Permit and no Proceeding has been commenced or threatened by any Person in connection therewith, and (D) each of the NV JV Entities is in compliance with the terms of such Permits, in each case other than Development Permits and Environmental Permits, which are addressed below.

(ii) To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the NV Business, taken as a whole (A) each NV JV Project has all Development Permits necessary for the completion of the applicable NV JV Project, and (B) neither the Company nor any Subsidiary has received any written notice (or any indication that any NV JV Entity has received any notice) regarding: (1) any material violation of or failure to comply with any term or requirement of any material Permit required for the Development of each NV JV Project (whether or not held, the “Development Permits”); (2) any actual or threatened revocation, withdrawal, suspension, cancellation, termination, non-renewal or material modification of any Development Permit or (3) any failure to obtain or receive any Development Permit.

(f) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the NV Business, taken as a whole, to the Knowledge of the Company: (i) each of the NV JV Entities and NV JV Projects is, and has been at all times since January 1, 2021 in compliance with all applicable Environmental Laws; (ii) each of the NV JV Entities has obtained and, as applicable, timely renewed or applied for, and is and has been since January 1, 2021 in compliance with, all Environmental Permits for the operations of their respective businesses and the NV JV Project, as applicable, as presently conducted; (iii) there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or threatened against or affecting any of the NV JV Entities or NV JV Project; (iv) none of the NV JV Entities has, since January 1, 2021, received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability relating to or arising under Environmental Laws; and (v) the Company has provided to Parent true, correct and complete copies of all material environmental site assessments, reports and audits in its possession relating to the real property or operations of any of the NV JV Projects.

(g) Real Estate Investments.

(i) Section 8.1(g) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of the street addresses and tax parcel number (or its equivalent) of all the real property pertaining to a NV JV Project that is owned directly or indirectly by a NV JV Entity (“NV JV Real Property”).

(ii) Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company: (A) each NV JV Entity (or its subsidiary) has good and marketable fee simple title to the NV JV Real Property, free and clear of all Liens, except Permitted Liens; and (B) neither the Company nor any of its Subsidiaries has received written notice of any pending and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any NV JV Real Property.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company: (A) each NV JV Real Property is (1) in good operating condition, subject to normal wear and tear, (2) regularly and properly maintained consistent with reasonably prudent industry practice and standards; (3) free from any material defects or deficiencies; (4) suitable for the conduct of the business of the applicable NV JV Entity as presently conducted; and (B) neither the operation of the applicable NV JV Entity and any of its subsidiaries on the NV JV Real Property nor such NV JV Real Property, including the improvements thereon, violate in any material respect any applicable lease, building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect to the Knowledge of the Company, there are no rights of first refusal, options to purchase or other agreements granting to any Person any right to obtain title to all or any material portion of any NV JV Real Property.

(h) Real Estate Investment Guarantees. Section 8.1(h) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent and Merger Sub (or Parent’s outside counsel) true, correct and complete copies, of each Contract (other than Plans), which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing obligations thereunder) and under which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that provides for any guaranty, indemnity, or similar agreement of the Company or any Subsidiary provided to any Person with respect to the acquisition, financing or Development of any NV JV Project (each, a “NV JV Indemnity”). Except as set forth in Section 8.1(h) of the Company Disclosure Letter, to the Knowledge of the Company, no material claims have been made that remain unresolved, or as of the Effective Date, are reasonably expected to be made, against the applicable Company or Subsidiary thereof under the applicable NV JV Indmenity.

(i) FCPA and Other Anti-Bribery Laws.

(i) To the Knowledge of the Company, all NV JV Entities (and applicable NV JV Projects) are in compliance with and, within the five (5)-year period before the date of this Agreement, have complied with all material respects with the FCPA and the Other Anti-Bribery Laws.

(ii) To the Knowledge of the Company, within the five (5)-year period before the date of this Agreement, none of the NV JV Entities (or applicable NV JV Projects), nor any of their respective employees or agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Authority or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation, in any material respect, of the FCPA or any of the Other Anti-Bribery Laws.

(iii) To the Knowledge of the Company, as of the date of this Agreement, there are no Legal Proceedings against any of the NV JV Entities pending by or before any Governmental Authority or, threatened against any of the NV JV Entities by any Governmental Authority, in each case with respect to the FCPA and the Other Anti-Bribery Laws. To the Knowledge of the Company, none of the NV JV Entities have received from any Governmental Authority any written notice, or inquiry, or made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation regarding actual or alleged noncompliance with respect to the FCPA and Other Anti-Bribery Laws.

(j) Notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties set forth in this Section 8.1 constitute the sole and exclusive representations and warranties regarding the NV JV Entities and NV JV Properties; and (ii) nothing in this Agreement, other than Section 8.1, shall be construed as providing a representation or warranty with respect to the NV JV Entities and NV JV Properties.

8.2 Real Estate Investment Covenants.

(a) Except (i) as described in Section 8.2(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as required or expressly permitted by this Agreement or the Transactions, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall cause its Subsidiaries not to, except in connection with any transaction to the extent specifically permitted by Section 8.2(b), (A) acquire any interest in or contribute any capital to any partnership, limited partnership, limited liability company or similar joint venture for the purpose of acquiring or the Development of real property, (B) make any capital contributions to any NV JV Entity or NV JV Project or (C) approve or consent to any so-called “Reserved Matter” with respect to any NV JV Entity.

(b) Subject to the limitations set forth in Section 8.2(a) above, the Company shall, and shall cause its applicable Subsidiaries to, make all capital contributions, pursuant to any rightful demand issued under any Organizational Document of any NV JV Entity, to any NV JV Entity or NV JV Project as set forth in Section 8.2(b) of the Company Disclosure Letter.

ARTICLE IX

CONDITIONS TO THE MERGER

The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Effective Time of each of the following conditions:

9.1 Purchase of Company Shares. Merger Sub (or Parent on Merger Sub’s behalf) shall have irrevocably accepted for payment all of the Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

9.2 No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (a) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (b) issued or granted any Order that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination Prior to the Acceptance Time. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 10.1 shall give prompt written notice of such termination to the other party or parties hereto and that any termination by Parent also shall be an effective termination by Merger Sub):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company:

(i) if (A) the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on August 21, 2025 (the “Termination Date”) (provided, however, that if on the original Termination Date any of the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Law or Order under any Antitrust Law) or the No Antitrust Proceedings Condition shall not have been satisfied or waived, but all other conditions in Annex A have been satisfied (other than conditions which by their nature are to be satisfied at the Expiration Time so long as such conditions are then capable of being satisfied), then the Termination Date shall be automatically extended to November 19, 2025, and that if on November 19, 2025 any of the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Law or Order under any Antitrust Law) or the No Antitrust Proceedings Condition shall not have been satisfied or waived, but all other conditions in Annex A have been satisfied

(other than conditions which by their nature are to be satisfied at the Acceptance Time so long as such conditions are then capable of being satisfied), then the Termination Date shall be automatically extended again to February 17, 2026 (and all references to the Termination Date herein and in Annex A shall be as so extended)), or (B) the Expiration Time shall have occurred without acceptance for payment of the Company Shares tendered in the Offer; provided, however, that the right to terminate this Agreement pursuant to either clause (A) or clause (B) of this Section 10.1(b)(i) shall not be available to any party hereto (which shall include, in the case of Parent, Parent and Merger Sub) whose material breach of its obligations under this Agreement has been a proximate cause of the failure of the Acceptance Time to occur on or before the date of such termination; or

(ii) if there exists any Law or Order having the effect set forth in clause (iii)(1) of Annex A (which, in each case, has become final and non-appealable); provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(ii) shall not be available to any party hereto (which shall include, in the case of Parent, Parent and Merger Sub) whose material breach of its obligations under this Agreement shall have been the proximate cause of the existence of such Law or Order;

(c) by the Company, in the event that:

(i) (A) the Company is not in breach of this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 10.1(d)(i), (B) Parent or Merger Sub shall have breached or otherwise failed to perform any of their respective covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become or been inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer and the Merger on or before the Termination Date, and (C) such breach, failure to perform or inaccuracy is not capable of being cured by the Termination Date or is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy or, if earlier, by the Termination Date;

(ii) the Company Board shall have determined to terminate this Agreement in accordance with the terms set forth in Section 6.3 in order to concurrently with such termination enter into a definitive agreement with respect to a Superior Proposal; provided that (A) the Company has complied in all material respects with the terms of Section 6.2 and Section 6.3 with respect thereto, and (B) prior to such termination and as a condition to its effectiveness, the Company pays Parent the Termination Fee payable to Parent pursuant to Section 10.3(b)(i); or

(iii) in the event that (A) Merger Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a); provided, however, that the Company may not terminate this Agreement pursuant to this Section 10.1(c)(iii) if the Company’s material breach of its obligations under this Agreement has been a proximate cause of such failure to commence the Offer; or (B) Merger Sub shall have failed to accept for payment and pay for all Company Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement; or

(d) by Parent in the event that:

(i) (A) Parent and Merger Sub are not in breach of this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 10.1(c)(i), (B) the Company shall have breached or failed to perform any of its covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have been or become inaccurate, which in either case would give rise to the failure of any of the conditions to the Offer set forth in clauses (iii)(3) or (iii)(4) of Annex A to be satisfied if such breach, failure to perform or inaccuracy were continuing as of immediately prior to the Expiration Time, and (C) such breach, failure to perform or inaccuracy is not capable of being cured by the Termination Date or is not cured within twenty (20) Business Days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy or, if earlier, by the Termination Date; or

(ii) (A) a Company Board Recommendation Change shall have occurred or (B) following receipt by the Company of an Acquisition Proposal that is publicly announced or otherwise publicly known, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation.

10.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 10.1 shall be effective immediately upon the delivery of written notice by the terminating party to the other party or parties hereto, as applicable, specifying the provision or provisions pursuant to which such termination is being effected. In the event of the proper and valid termination of this Agreement pursuant to Section 10.1, this Agreement shall be of no further force or effect and there shall be no liability of any party or parties hereto (or any director, officer, employee, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of this Section 10.2, Section 10.3 and Article XI and the terms of the Confidentiality Agreement, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from any liability or damage resulting from any fraud or Willful Breach of this Agreement that occurs prior to such termination.

10.3 Fees and Expenses.

(a) General. Except as set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

(b) Termination Fee. The Company shall pay to Parent $82,700,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i) (A) this Agreement is terminated pursuant to Section 10.1(b)(i) and the Minimum Condition is not satisfied at such time; (B) following the execution and delivery of this Agreement any Person shall have publicly announced or disclosed a bona fide Acquisition Proposal and shall not have publicly withdrawn such Acquisition Proposal without qualification at least five (5) Business Days prior to the time of such termination; and (C) within twelve (12) months following such termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal that was previously announced or disclosed) or consummates an Acquisition Transaction, in which case the Termination Fee shall be payable substantially concurrently with or prior to the earlier of the entry into such definitive agreement and the consummation of such Acquisition Transaction;

(ii) this Agreement is terminated by the Company pursuant to Section 10.1(c)(ii), in which case the Termination Fee shall be payable prior to or concurrently with and as a condition to the effectiveness of such termination; or

(iii) this Agreement is terminated (A) by the Company pursuant to Section 10.1(b)(i) and at such time Parent had the right to terminate this Agreement pursuant to Section 10.1(d)(ii), or (B) by Parent pursuant to Section 10.1(d)(ii), in each case the Termination Fee shall be payable within three (3) Business Days after such termination.

For purposes of the references to an “Acquisition Proposal” or an “Acquisition Transaction” in Section 10.3(b)(i), all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “fifty percent (50%).”

(c) Parent Termination Fee. Parent shall pay to the Company $177,200,000 (the “Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, in the event that both: (i) this Agreement is terminated pursuant to Section 10.1(b)(i) or Section 10.1(b)(ii) (provided that with respect to termination pursuant to Section 10.1(b)(ii), solely to the extent the applicable Law or Order arises under the HSR Act or any other Antitrust Laws) and (ii) all of the conditions set forth in Annex A have been satisfied (or, if any such conditions are by their nature to be satisfied at the Expiration Time, are, on the date of such termination, capable of being satisfied) or waived by Parent and Merger Sub, other than the Antitrust Clearance Condition, the No Legal Restraint Condition (with respect to the No Legal Restraint Condition, solely to the extent that such Law or Order arises under the HSR Act or any other Antitrust Laws) or the Antitrust Proceedings Condition, in which case the Parent Termination Fee shall be payable within three (3) Business Days after such termination.

(d) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee or Parent Termination Fee, as applicable, on more than one (1) occasion, whether or not the Termination Fee or Parent Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e) Transfer Taxes. Except as expressly provided in Section 3.8(d), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due.

(f) Termination Fee as Sole and Exclusive Remedy. The parties acknowledge that the agreements contained in Section 10.3(b) and Section 10.3(c) are an integral part of the Transactions and constitute liquidated damages and not a penalty and that, without these agreements, the parties would not enter into this Agreement. Accordingly, and notwithstanding anything in this Agreement to the contrary, if the Company or Parent, if applicable, fails to pay in a timely manner any amount due pursuant to this Section 10.3, then (i) the Company shall reimburse Parent or Parent shall reimburse the Company, as applicable, for all reasonable and documented costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Legal Proceedings and (ii) the Company shall pay to Parent or Parent shall pay to the Company, as applicable, interest on the amount payable pursuant to this Section 10.3 from and including the date that payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under circumstances in which the Termination Fee or the Parent Termination Fee is payable pursuant to Section 10.3(b) or Section 10.3(c), as applicable, and actually paid: (x) the payment by the Company of the Termination Fee pursuant to Section 10.3(b) (including, in each case, any additional payments under this Section 10.3(f), shall be the sole and exclusive remedy of Parent and Merger Sub for any and all losses or damages suffered or incurred by Parent, or any of its Affiliates or Representatives, in connection with this Agreement and the Transactions (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger and (y) the payment by Parent of the Parent Termination Fee pursuant to Section 10.3(c) (including, in each case, any additional payments under this Section 10.3(f) shall be the sole and exclusive remedy of the Company for any and all losses or damages suffered or incurred by the Company, or any of its Affiliates or Representatives, in connection with this Agreement and the Transactions (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger; provided, however, that any such payment shall not relieve the Company or Parent, as applicable, of any liability or damages incurred or suffered by Parent or Merger Sub to the extent such liability or damages were the result of or arise out of any Willful Breach or fraud, in which case Parent and/or Merger Sub or the Company, as applicable, shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise.

10.4 Amendment. Except as set forth in Section 11.14, to the extent permitted by applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided that following the Acceptance Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

10.5 Extension; Waiver. Except as set forth in Section 11.14, at any time and from time to time prior to the Effective Time, any party or parties hereto (it being agreed that any extension or waiver by Parent also shall be an effective extension or waiver by Merger Sub) may, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver (it being agreed that any agreement to an extension or waiver by Parent also shall be an effective extension or waiver by Merger Sub) shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 10.3(f). The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

ARTICLE XI

GENERAL PROVISIONS

11.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time or are to be performed (in whole or in part) following the Effective Time shall survive the Effective Time in accordance with their respective terms. After the Acceptance Time, neither Parent nor Merger Sub shall be permitted to claim that any breach by the Company of any of its covenants or obligations under this Agreement results in a failure of a condition to consummate the Merger or excuses performance by Parent or Merger Sub of any of its obligations hereunder.

11.2 Notices. All notices and other communications given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the intended recipient thereof if received prior to 5:00 p.m. (New York City time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one (1) Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 11.2). Such communications must be sent to the respective parties at the following street addresses or email addresses (or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 11.2) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given in accordance with this Section 11.2 shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

(a)	if to Parent or Merger Sub, to:

JTI (US) Holding Inc.
501 Brickell Key Dr., Suite 402 Miami, Florida 33131 United States
	Attention:	Idil Yasa; Huub Ooms; Lindsay Shain
	Email:	idil.yasa@jti.com; huub.ooms@jti.com; lindsay.shain@jti.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP
3 World Trade Center 175 Greenwich Street New York, New York 10007 United States
	Attention:	Sebastian L. Fain; Paul K. Humphreys
	Telephone:	1-212-277-4000
	Email:	sebastian.fain@freshfields.com; paul.humphreys@freshfields.com

(b)	if to the Company, to:

Vector Group Ltd.
4400 Biscayne Blvd. 10th Floor Miami, FL 33137
	Attention:	Marc N. Bell
	Telephone:	1-305-579-8000
	Email:	mbell@vectorgroupltd.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East Los Angeles, California 90067-1725 United States
Attention:	Alison S. Ressler; Alan J. Fishman
Telephone:	1-310-712-6600
Email:	resslera@sullcrom.com; fishmana@sullcrom.com

11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.8, no party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 11.4, and any attempted or purported assignment or delegation in violation of this Section 11.3 shall be null and void; provided, however, that (a) Parent shall be entitled to designate another Wholly Owned Subsidiary organized under the laws of any State of the United States to be a constituent corporation in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation, and (b) Parent shall be entitled to assign any or all of its rights hereunder without obtaining the consent of, or providing prior notice to, the other parties, to one or more of Parent’s Affiliates; provided that (x) any such designation or assignment shall not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or otherwise adversely affect the rights of the stockholders of the Company under this Agreement in any material respect and (y) no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the parties enter into a novation.

11.4 Fulfillment of Obligations. Whenever this Agreement requires an Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Affiliate to take such action. Whenever this Agreement requires an Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Affiliate to take such action. Any obligation of one party to any other party under this Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

11.5 Entire Agreement.

(a) This Agreement (including the Annexes, Exhibits and Schedules), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Annexes, Exhibits and Schedules and the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter ), on the other hand, the statements in the body of this Agreement shall control or (ii) any inconsistency between the statements in this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

11.6 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidential Disclosure Agreement, dated as of April 8, 2024 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto; provided that the Company hereby waives all obligations of Parent and its Affiliates under Section 3 thereof, with respect to any actions taken pursuant to this Agreement.

11.7 Third-Party Beneficiaries. The parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, the right to rely upon the representations and warranties set forth in this Agreement, except that (a) from and after the Effective Time, the D&O Indemnified Parties pursuant to the provisions of Section 7.8, (b) from and after the Effective Time, the Company Stockholders and the holders of Company Equity Awards with respect to their respective rights to receive consideration payable pursuant to Article III, (c) from and after the Effective Time, the Financing Sources pursuant to the provisions of Section 11.14, and (d) from and after the Effective Time, the individuals listed in Section 11.7 of the Company Disclosure Letter, solely to the extent set forth therein, shall be third-party beneficiaries, but only to the extent expressly provided in the foregoing clauses (a) through (d).

11.8 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is determined to be illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

11.9 Remedies.

(a) Each of the parties acknowledges and agrees that the rights of each party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, except to the extent provided otherwise in Section 10.3(f), in addition to any other available remedies a party may have in equity or at law, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 11.10(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 10.3(f).

(b) In the event that, (i) prior to the Termination Date, any party commences a Legal Proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than a Legal Proceeding to specifically enforce any provision of this Agreement that expressly survives the termination of this Agreement), (ii) such Legal Proceeding remains pending as of the Termination Date, and (iii) following such Legal Proceeding, the parties are ultimately required to consummate the Transactions, then Parent or Merger Sub shall be required to extend the Offer to (x) the twentieth (20th) Business Day following the final resolution of such Legal Proceeding, or (y) such other time as ordered by the Governmental Authority presiding over such Legal Proceeding.

11.10 Governing Law.

(a) This Agreement and all Legal Proceedings against any other party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including, subject to Section 11.1, its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction or the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the parties agrees that: (i) it shall bring any Legal Proceeding against any other party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Legal Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts,

(B) irrevocably waives any objection to the laying of venue in any such Legal Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) agrees that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 11.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) agrees that it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11.10(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each party acknowledges and agrees that any Legal Proceeding against any other party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions is expected to involve complicated and difficult issues, and therefore each party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Legal Proceeding. Each party hereby acknowledges and certifies that (i) no Representative of the other parties has represented, expressly or otherwise, that such other parties would not, in the event of any Legal Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the Transactions by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 11.10(c).

11.11 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

11.12 Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only, if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

11.13 Counterparts. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each party shall have received one or more counterparts hereof signed by each of the other parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

11.14 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto, on behalf of itself and each of its controlled Affiliates, hereby: (a) agrees that any Legal Proceeding (whether in law or in equity, whether in contract or in tort or otherwise), brought against any Financing Sources that provide Financing under clause (a) of the definition of “Financing” (a “Covered Financing Party” and such Financing, a “Covered Financing”) arising out of or relating to this Agreement, any Covered Financing, the definitive documentation with respect to any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales (each such court, the “Subject Courts”), and each party irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by the laws of England and Wales (except as otherwise expressly set forth in any definitive documentation related to any Covered Financing where the laws of another jurisdiction shall govern); (b) agrees not to bring or support or permit any of their respective controlled Affiliates to bring or support any Legal Proceeding (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise) against any Covered Financing Party in any way arising out of or relating to this Agreement, any Covered Financing, the definitive documentation with respect to any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court; (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such Subject Court; (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Legal Proceeding brought against any Covered Financing Party in any way arising out of or relating to this Agreement, any Covered Financing, the definitive documentation with respect to any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (e) agrees that none of the Covered Financing Party will have any liability to the Company, any of its Subsidiaries or any of its or their respective controlled Affiliates relating to or arising out of this Agreement, any Covered Financing, the definitive documentation with respect to any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company, any of its Subsidiaries or any of its or their respective controlled Affiliates shall bring or support any Legal Proceeding (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against any of the Covered Financing Parties relating to or in any way arising out of this Agreement, any Covered Financing, the definitive documentation with respect to any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees in no event will the Company, any of its Subsidiaries or any of its or their respective Affiliates be entitled directly to specific performance of any commitment letter, facility agreement or similar agreement entered into by Parent, Merger Sub, their respective Subsidiaries and/or their respective controlled Affiliates for any Covered Financing against any of the Covered Financing Parties providing such Covered Financing; and (g) agrees that (i) the Covered Financing Parties to which this Section 11.14 applies shall be express third party beneficiaries, as provided in Section 11.7, solely for the purposes of, and may enforce, any of the provisions in this Section 11.14 and (ii) any amendment, waiver or modification to the provisions in this Section 11.14 (or, solely as they relate to such Section, any of the definitions of any terms used in this Section 11.14) in a manner adverse to any Covered Financing Party shall not be effective as to such Covered Financing Party without the prior written consent of such Covered Financing Party. Notwithstanding anything contained herein to the contrary, nothing in this Section 11.14 shall in any way affect the rights and remedies of each of Parent, Merger Sub, their respective Subsidiaries and/or their respective controlled Affiliates under any binding agreement to which Parent, Merger Sub, their respective Subsidiaries and/or their respective controlled Affiliates and a Covered Financing Party is a party, including any definitive documentation governing any Covered Financing.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

JTI (US) HOLDING INC.

By:	/s/ James Boxford

Name:	James Boxford
Title:	Authorized Person

By:	/s/ Christopher Hill

Name:	Christopher Hill
Title:	Authorized Person

VAPOR MERGER SUB INC.

By:	/s/ James Boxford

Name:	James Boxford
Title:	Authorized Person

By:	/s/ Christopher Hill

Name:	Christopher Hill
Title:	Authorized Person

(Signature Page to Agreement and Plan of Merger)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

VECTOR GROUP LTD.

By:	/s/ Howard M. Lorber

Name:	Howard M. Lorber
Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of August 21, 2024 (the “Agreement”), by and among JTI (US) Holding Inc., a Delaware corporation (“Parent”), Vapor Merger Sub Inc., a Delaware corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub”), and Vector Group Ltd., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any and all Company Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Agreement, in the event that, as of immediately prior to the Expiration Time:

(i) any waiting period (and extensions thereof) applicable to the Transactions under the HSR Act shall not have expired or been terminated or there shall be in effect any voluntary agreement between Parent and the Company, on the one hand, and the FTC or the DOJ, on the other hand, pursuant to which Parent and the Company have agreed not to consummate the Offer or the Merger or any required Consents applicable to the Transactions under the Foreign Antitrust Laws shall not have been obtained (the “Antitrust Clearance Condition”);

(ii) the Minimum Condition shall not have been satisfied; or

(iii) unless waived (to the extent permitted by the Agreement and applicable Law), none of the following conditions shall fail to be satisfied:

(1) no Governmental Authority of competent jurisdiction shall have (A) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any Order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger or the acquisition of Company Shares by Parent or Merger Sub (the “No Legal Restraint Condition”);

Annex A-1

(2) there shall not be existing any pending Legal Proceeding under any Antitrust Law brought by any Governmental Authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub or the Merger (the “No Antitrust Proceedings Condition”);

(3) (A) the representations and warranties of the Company contained in Section 4.8(a) shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (B) the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b) and Section 4.2(c), shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; (C) the representations and warranties of the Company contained in Section 4.1, Section 4.2 (other than Section 4.2(a), Section 4.2(b) and Section 4.2(c)), Section 4.3, Section 4.4, Section 4.5, Section 4.10, Section 4.25 and Section 4.26 (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers or similar limitations set forth therein) shall be true and correct in all material respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (D) all other representations and warranties of the Company contained in Article IV or Section 8.1 of the Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers or similar limitations set forth therein) shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(4) the Company shall have complied with and performed in all material respects all agreements or covenants to be performed, or complied with, by it under the Agreement at or prior to the Expiration Time;

(5) since the date of the Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect;

(6) the Company shall have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that the conditions set forth in clauses (3), (4) and (5) have been duly satisfied; and

(7) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Annex A-2

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject, in each case, to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex A-3

EXHIBIT A

FORM OF SUPPORT AGREEMENT

Exhibit A-1

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 21, 2024, by and among JTI (US) Holding Inc., a Delaware corporation (“Parent”), Vapor Merger Sub Inc., a Delaware corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub”), and the undersigned holders (the “Stockholders” and each holder, a “Stockholder”) of shares of common stock, par value $0.10 per share, of Vector Group Ltd., a Delaware corporation (the “Company”). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of August 21, 2024, by and among Parent, Merger Sub and the Company (as such agreement may be subsequently amended or modified, the “Merger Agreement”).

WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement, providing for, among other things, Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Shares”) and following the consummation of the Offer, the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware, with the Company surviving the Merger as a Wholly Owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, each Stockholder beneficially owns (as defined in Rule 13d-3 under the Exchange Act), as of the date of this Agreement, the number of Company Shares (together with any New Shares (as defined below), the “Shares”), and holds other rights to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto; and

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Stockholder, and each Stockholder has agreed to, enter into and perform this Agreement and tender and vote the Shares as described herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, each Stockholder, Parent and Merger Sub agree as follows:

Section 1 Agreement to Tender the Shares. Subject to the terms of this Agreement, each Stockholder hereby irrevocably and unconditionally agrees to validly tender, or cause to be tendered, all of their respective Shares free and clear of any Liens (except for (a) any Liens that may be imposed pursuant to (i) this Agreement and (ii) any applicable restrictions on transfer under the Securities Act or any state securities law and (b) community property interests under applicable Law (such Liens, the “Permitted Liens”)) into the Offer as promptly as practicable, but in no event later than the 10th Business Day following the commencement (within the

Exhibit A-2

meaning of Rule 14d-2 under the Exchange Act) of the Offer. Notwithstanding the immediately preceding sentence, the Stockholders may withhold tender of up to 1,000,000 Shares (in the aggregate) until the fifth Business Day prior to the expiration of the Offer in order for either Stockholder to make a Permitted Transfer of such Shares prior to such time. If any Stockholder acquires New Shares on or after the 10th Business Day following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer and during the Support Period, such Stockholder shall tender or cause to be tendered all such Shares on or before the earlier of (a) two Business Days after such acquisition and (b) one Business Day prior to the expiration of the Offer. In furtherance of the foregoing, at the time of any such tender, each Stockholder shall (i) deliver to the Depository Agent designated in the Offer (A) a letter of transmittal with respect to the Shares, duly completed and validly executed in accordance with the instructions thereto, (B) an “agent’s message” (or such other evidence, if any, of transfer as the Depository Agent may reasonably request) in the case of Uncertificated Shares and (C) such other documents that are also required to be delivered by other Company Stockholders pursuant to the terms of the Offer, and (ii) instruct his or its broker or such other Person that is the holder of record of any Shares to tender such Shares pursuant to and in accordance with the terms of the Offer. Each Stockholder agrees that once the Shares are tendered, such Stockholder will not withdraw, or cause to be withdrawn, such Shares from the Offer, unless and until any event described in clauses (b), (c) or (d) of the definition of “Expiration Date” has occurred, in which such event Parent and Merger Sub will promptly return, and will cause the Depositary Agent acting on behalf of Parent and Merger Sub to return, all Shares tendered by or on behalf of each Stockholder in the Offer to the applicable Stockholder.

Section 2 Agreement to Vote the Shares. Each Stockholder hereby irrevocably and unconditionally agrees that, during the Support Period, at any meeting of the stockholders of the Company however called or any adjournment or postponement thereof, or in any other circumstance or action proposed to be taken in which the vote or other approval of the stockholders of the Company is sought, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, each Stockholder shall:

(a)  if a meeting is held, appear at such meeting or otherwise cause all of the Shares to be counted as present at such meeting for purposes of calculating a quorum; and

(b)  vote (or cause to be voted) with respect to all of the Shares: (i) in favor of adoption of the Merger Agreement and the approval of the Merger and the other Transactions as to which stockholders of the Company are called upon to vote, or consent in favor of any matter necessary to facilitate the consummation of the Transactions, including any proposal to adjourn or postpone a meeting of the stockholders of the Company to a later date if there are not sufficient votes at the time of the meeting to adopt the Merger Agreement or approve any of the Transactions; (ii) against any action, proposal, offer, indication of interest, transaction or agreement (including any amendment, waiver, release from or non-enforcement of any agreement) that would reasonably be expected to (A) result in any of the conditions to the Offer or the conditions to the Merger under the Merger Agreement not being fulfilled before the Termination Date or (B) result in a breach of any covenant, representation, warranty or other obligation or agreement of such Stockholder under this Agreement or the Company under the Merger Agreement; (iii) against any Acquisition Proposal or any action, agreement, transaction or other matter that, individually or in the aggregate, is intended to, or would reasonably be

Exhibit A-3

expected to materially impede, delay, or prevent the consummation of the Merger and all other Transactions; and (iv) against any change in or to the Company Board that is not recommended or approved by the Company Board, or any change in or to the present capitalization, corporate structure or Organizational Documents of the Company that is not consented to by Parent. During the Support Period, such Stockholder shall not propose, take, commit or agree to take any action inconsistent with the foregoing provisions of this Section 2. Each Stockholder shall retain at all times the right to vote all of the Shares in such Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 2 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

Section 3 Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated in accordance with Article X thereof, (c) the mutual written agreement of each Stockholder and Parent to terminate this Agreement or (d) the delivery of written notice of termination by each Stockholder to Parent and Merger Sub following any material modification or amendment of the Merger Agreement, without the prior written consent of such Stockholder, that, in each case, results in a decrease in the amount or changes the form of consideration payable to such Stockholder pursuant to the terms of the Merger Agreement as in effect on the date hereof.

Section 4 Additional Purchases. Each Stockholder agrees that any Company Shares or other shares of capital stock, voting securities or ownership interests of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) during the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date (the “Support Period”), including by the exercise of a Company Option (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof, and the representation and warranties in Section 6 shall be true and correct as of the date that beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such New Shares is first acquired. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require any Stockholder to exercise any Company Option or require any Stockholder to purchase any Company Shares, and nothing herein shall prohibit any Stockholder from exercising any Company Option held by such Stockholder.

Section 5 Agreement to Retain the Shares and Other Covenants.

(a)  During the Support Period, neither Stockholder shall Transfer (as defined below) (or agree to Transfer or cause or permit the Transfer of) any of the Shares. Without limiting the generality of the foregoing, during the Support Period, each Stockholder shall not tender, agree to tender or permit to be tendered any of the Shares in response to or otherwise in connection with any tender or exchange offer, including any Acquisition Transaction, other than the Offer.

(b)  Section 5(a) shall not prohibit or otherwise restrict a Transfer of Shares by any Stockholder (i)(A) transferring all or a portion of the Shares to any Affiliate, partner, member or by operation of law, or (B) gifting up to 1,000,000 Shares in the aggregate to any

Exhibit A-4

Person or Persons; provided that, as a condition to any such Transfer pursuant to this clause (i), the recipient of the Shares agrees to be bound by this Agreement by executing and delivering to Parent a joinder to this Agreement, in a form reasonably acceptable to Parent, concurrent with such Transfer, or (ii) with Parent’s prior written consent (such exceptions set forth in clauses (i) through (ii), collectively, “Permitted Transfers”). Any Transfer (other than a Permitted Transfer), or purported Transfer (other than a Permitted Transfer), of any of the Shares in breach or violation of this Agreement shall be void and of no force or effect.

(c)  For the purposes of this Agreement, a Person shall be deemed to have effected a “Transfer” of a Share if such Person, directly or indirectly, (i) sells, pledges, encumbers, hypothecates, assigns, grants an option, right of first refusal or right of first offer with respect to (or otherwise enters into a hedging arrangement with respect to), transfers, tenders or disposes (by merger, by testamentary disposition, by the creation of any Lien (other than as contained herein), by operation of law, by dividend or distribution or otherwise) of such Share or any interest in or beneficial ownership of such Share, (ii) deposits any Shares into a voting trust or enters into a voting agreement or arrangement or grants any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) offers, consents, agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii).

(d)  Each Stockholder shall use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable, and to do, or cause to be done, all things reasonably necessary to fulfill such Stockholder’s obligations under this Agreement, including attending, if applicable, any meeting of the stockholders of the Company or any adjournment or postponement thereof (or executing valid and effective proxies to any other attending participant of such meeting in lieu of attending such meeting or any adjournment or postponement thereof).

(e)  Subject to Section 8, at all times during the period commencing on the date hereof and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 12 and the Effective Time, to the extent applicable, each Stockholder shall not, shall cause their respective Subsidiaries and their and their Subsidiaries’ respective directors and employees (including any officers) not to, and shall instruct their and their respective Subsidiaries’ other Representatives not to, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to clauses (i) through (iii) (or, as it applies to such clauses, clause (vii)) of Section 6.2(a) of the Merger Agreement, or approve, authorize, agree or publicly announce any intention to do any of the foregoing. Nothing in this Section 5(f) shall prohibit each Stockholder or their respective Representatives from informing any Person of the existence of the provisions contained in this Section 5(e). Each Stockholder acknowledges that any violation of the restrictions set forth in this Section 5(e) by any Subsidiary of such Stockholder or any of their respective Representatives shall be deemed to be a breach by such Stockholder.

Exhibit A-5

Section 6 Representations and Warranties of the Stockholder. Each Stockholder, solely in their capacity as such, hereby represents and warrants to Parent and Merger Sub as of the date hereof as follows:

(a)  If the Stockholder is an entity, the Stockholder is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization. The Stockholder has the full power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and no additional proceedings or actions on the part of the Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b)  This Agreement has been duly executed and delivered by or on behalf of the Stockholder and constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)  The Stockholder is the beneficial owner of the number of the Shares and the other rights to acquire (whether currently, upon lapse of time, following the satisfaction of any condition, upon the occurrence of any event or any combination of the foregoing) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares, in each case indicated opposite the Stockholder’s name on Schedule 1, which constitute all of the securities of the Company beneficially owned by the Stockholder or his or its Affiliates on the date hereof. The Shares are now, and at all times during the Support Period will be, held by the Stockholder (or a nominee or custodian for his or its benefit or a transferee pursuant to a Permitted Transfer), free and clear of any Liens (except for any Permitted Liens). The Stockholder has sole, and otherwise unrestricted, voting power with respect to such Shares, and none of the Shares are subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

(d)  The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his or its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (except for any Permitted Liens) on any of the Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any Order to which the Stockholder is a party or by which the Stockholder is bound, or, to the Stockholder’s knowledge, any Law to which the Stockholder is subject, or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any Organizational Document, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform his obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(e)  The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require any Permit of, or filing with or notification to, any Governmental Authority by the Stockholder except for applicable requirements, if any, of the Exchange Act.

Exhibit A-6

(f)  As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Stockholder, threatened against or relating to the Stockholder that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform his or its obligations under this Agreement.

(g)  No broker, finder, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s, transaction or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder in his or its capacity as a stockholder of the Company.

(h)  The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

Section 7 Waiver of Actions and Appraisal Rights. Each Stockholder agrees that such Stockholder will not, in the Stockholder’s capacity as a stockholder of the Company, bring, commence, institute, maintain, prosecute or knowingly facilitate any action (a) which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with any of the other agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof, (b) with respect to any disclosure to the stockholders of the Company in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or (c) against Parent, Merger Sub or their respective Representatives in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby (other than, if the Acceptance Time occurs, an action with respect to such Stockholder’s right under the Merger Agreement to receive the Offer Price and the Merger Consideration for the Shares). During the term of this Agreement, each Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on his or its own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Stockholder may have by virtue of, or with respect to, any Shares beneficially owned by such Stockholder.

Section 8 No Limitation on Discretion as Director or Fiduciary. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent any Stockholder or any of such Stockholder’s Representatives from exercising their respective duties and obligations as a director or officer of the Company or otherwise taking any action (or failing to take any action), subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director or officer of the Company. Each Stockholder is executing this Agreement solely in their capacity as a stockholder of the Company, and not in their capacity as a director, officer or employee of the Company or in any other capacity.

Exhibit A-7

Section 9 Specific Enforcement. The parties hereto acknowledge and agree that immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy if for any reason any of the provisions of this Agreement are not performed in accordance with its specific terms or are otherwise breached. Accordingly, the parties hereto agree that, in addition to any other available remedies a party may have in equity or at law, each party shall be entitled (without necessity of posting a bond or other form of security) to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Any party’s pursuit of any injunction or specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

Section 10 Further Assurances. Parent, Merger Sub and each Stockholder shall, from time to time and without additional consideration, execute and deliver, or cause to be executed and delivered such additional or further consents, documents and other instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform their respective obligations under this Agreement.

Section 11 Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder if they are, in accordance with the methods set forth in Section 11.2 of the Merger Agreement: (a) delivered to Parent at the address set forth in Section 11.2 of the Merger Agreement or (b) delivered to each Stockholder at the applicable address set forth on such Stockholder’s signature page to this Agreement (or, in each case, to such other recipient or address as designated in a written notice to each Stockholder or Parent, as applicable, in accordance with this Section 11).

Section 12 Termination. This Agreement shall automatically terminate and become void and of no further effort or effect on the Expiration Date; provided, that (i) this Section 12 and the applicable definitional and interpretive provisions of Section 14 through Section 18, Section 20, Section 21, Section 23 and Section 24 shall survive such termination and (ii) no such termination shall relieve or release each Stockholder from any obligations or liabilities arising out of his or its breach of this Agreement prior to its termination.

Section 13 Disclosure. Each Stockholder shall permit the Company, Parent and Merger Sub to disclose in all documents and schedules filed with the SEC that Parent reasonably determines to be necessary in connection with the Offer, the Merger and any of the other Transactions, each Stockholder’s identity and ownership of the Shares and the nature of each Stockholder’s commitments, arrangements and understandings under this Agreement; provided, that each Stockholder shall have a reasonable opportunity to review and comment on such disclosure prior to any such filing. Each Stockholder agrees to, as promptly as practicable, give Parent any information it may reasonably require for the preparation of any such disclosure documents, and each Stockholder shall promptly notify Parent of any omissions or required corrections with respect to any information provided by or on behalf of such Stockholder for inclusion in any such disclosure document if and to the extent such Stockholder becomes aware such information

Exhibit A-8

shall have become false or misleading in any material respect. Each Stockholder shall not make any press release, public announcement or other communication with respect to this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), except (a) as required by applicable federal securities Law (including the filing of a Schedule 13D with the SEC which may include this Agreement as an exhibit thereto), in which case Parent shall have a reasonable opportunity to review and comment on such communication, and (b) for any such communication that is not inconsistent with previous public announcements by the Company or Parent.

Section 14 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is determined to be illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 15 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations and any attempted or purported assignment or delegation in violation of this Section 15 shall be null and void; provided, however, that Parent and Merger Sub shall each be entitled to assign any or all of its rights hereunder to one or more of Parent’s or Merger Sub’s Affiliates, so long as Parent provides each Stockholder with advance written notice thereof; provided that (a) any such assignment shall not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or otherwise adversely affect the rights of each Stockholder under this Agreement in any material respect and (b) no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the parties enter into a novation.

Section 16 No Waivers. No waivers of any breach of this Agreement extended by Parent to any Stockholder shall be construed as a waiver of any rights or remedies of Parent with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to the Company Shares held or subsequently held by such other stockholder or with respect to any subsequent breach of such Stockholder or any other stockholder of the Company. No waiver of any provisions hereof by either party hereto shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Exhibit A-9

Section 17 Governing Law.

(a)  This Agreement and all Legal Proceedings against the other party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction or the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b)  Each party hereto agrees that: (i) it shall bring any Legal Proceeding against the other party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Legal Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Legal Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) agrees that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 11 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) agrees that it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 17(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees that it will not bring, permit any of its Affiliates to bring or support any person in any action, suit or proceeding of any kind or description, whether in law, equity, contract, tort or otherwise, involving any other party relating to this Agreement or the performance thereof in any forum other than the Chosen Courts.

Section 18 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND EACH STOCKHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, MERGER SUB OR EACH STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 18.

Exhibit A-10

Section 19 No Agreement Until Executed. Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Organizational Documents of the Company, the Transactions, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

Section 20 Certain Events. Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Acceptance Time, any change in the outstanding equity interests of the Company shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares or securities convertible into or exchangeable into or exercisable for Company Shares, the type and number of the Shares subject to this Agreement shall be adjusted appropriately, and this Agreement and the obligations hereunder shall automatically attach to any New Shares or other securities issued to or acquired by each Stockholder or any of their respective Affiliates.

Section 21 Entire Agreement; Amendment. This Agreement (including all Schedules hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersedes all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters. To the extent permitted by applicable Law, this Agreement may be amended by the parties hereto at any time prior to the Expiration Date by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and each Stockholder.

Section 22 Counterparts. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each party shall have received one or more counterparts hereof signed by each of the other parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

Section 23 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Section 24 Certain Interpretations. The provisions of Section 1.3 of the Merger Agreement shall apply to this Agreement mutatis mutandis, and are incorporated herein by reference with binding effect among the parties in respect of this Agreement as if fully set forth herein.

[Signature Pages Follow]

Exhibit A-11

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.

HOWARD M. LORBER

By:

E-mail:	hml@hmlorber.com

Address:	4400 Biscayne Boulevard, Miami, Florida 33137

LORBER ALPHA II LIMITED PARTNERSHIP

By:
Name:	Howard M. Lorber

Title:	Authorized Signatory

E-mail:	hml@hmlorber.com

Address:	4400 Biscayne Boulevard, Miami, Florida 33137

[Signature Page to Tender & Support Agreement]

Exhibit A-12

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.

JTI (US) HOLDING INC.

By:
Name:
Title:

JTI (US) HOLDING INC.

By:
Name:
Title:

VAPOR MERGER SUB INC.

By:
Name:
Title:

VAPOR MERGER SUB INC.

By:
Name:
Title:

[Signature Page to Tender & Support Agreement]

Exhibit A-13

Schedule 1

Stockholder (Name): Howard M. Lorber; Lorber Alpha II Limited Partnership

Holder	Number of Securities	Type of Securities
Howard M. Lorber	2,014,201	Company Shares

Lorber Alpha II Limited Partnership	2,629,035	Company Shares

Howard M. Lorber	1,450,476	Options exercisable for Company Shares

Howard M. Lorber	849,500	Company Shares (restricted, subject to time-based vesting conditions)

Howard M. Lorber	1,205,500	Company Shares (restricted, subject to performance-based vesting conditions)

Exhibit A-14

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Ex. B-1

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VECTOR GROUP LTD.

FIRST: The name of the corporation is Vector Group Ltd.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 1,000 shares of common stock, having a par value of $0.001 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the bylaws of the corporation.

SEVENTH: To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Any amendment, repeal or elimination of this Article SEVENTH, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, shall not adversely affect its application with respect to an act or omission by a director or officer occurring before such adoption, amendment, repeal or elimination. Solely for purposes of this Article, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as amended from time to time.

EIGHTH: Notwithstanding the foregoing Article SEVENTH, with respect to each person who was a director of the Corporation as of immediately prior to the effective time of the merger contemplated by the Agreement and Plan of Merger, entered into by and among JTI (US) Holding, Inc., the Corporation and Vector, each such director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the date hereof to further limit the personal liability of directors to the Corporation or its stockholders, the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.

NINTH: The corporation reserves the right to amend, repeal and/or eliminate any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.